UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Cyclone Power Technologies, Inc.

(Exact name of registrant as specified in its charter)

Florida	26-0519058
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

601 NE 26th Court
Pompano Beach, Florida	33064
(Address of principal executive offices)	(Zip Code)

With copy to:

Joel D. Mayersohn, Esq.
Roetzel & Andress
350 East Las Olas Boulevard, Suite 1150
Fort Lauderdale, Florida 33301
Telephone: (954) 462-4150
Facsimile: (954) 462-4260

Registrant’s telephone number, including area code: (954) 943-8721

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:	Common Stock
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

i

ITEM 1.  BUSINESS

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This registration contains forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks including those discussed in Item 1A, uncertainties and assumptions, including, among other things:

•

the ability to successfully complete development and commercialization of our technology;

•

changes in existing and potential relationships with collaborative partners;

•

the ability to retain certain members of management;

•

our expectations regarding general and administrative expenses;

•

our expectations regarding cash availability and balances, capital requirements, anticipated revenue and expenses, including infrastructure and patent expenditures;

•

other factors detailed from time to time in filings with the SEC.

In addition, in this registration, we use words such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend,” and similar expressions to identify forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this registration. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this registration may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

HISTORY

We were originally organized in 2004 as Cyclone Technologies LLLP, a Florida limited liability limited partnership.  On July 2, 2007, we completed a reverse merger into Coastal Technologies, Inc. (”Coastal”), a company originally organized in California in 1971. At the time of this transaction, Coastal was actively engaged in the business of medical software development and sales.

Pursuant to the Coastal transaction, Coastal acquired all of our assets and liabilities in return for 60% of Coastal’s common stock, and 100% of the newly-created Series A Convertible Preferred Stock and the Series B Preferred Stock.  Coastal also changed its name to Cyclone Power Technologies, Inc., and moved its jurisdiction of incorporation to Florida.

As part of the Coastal transaction, the former management and directors of Coastal resigned and placed control of the newly-combined company in the hands of our current management, notably Harry Schoell and Frankie Fruge.

OUR COMPANY

Summary

We are an innovative engineering firm focused on developing environmentally-friendly power sources for the future. Specifically, we have developed and patented the Cyclone Engine, an award-wining thermal engine that is powerful and versatile enough for applications ranging from electric power generation from solar collectors, industrial waste heat and biomass, to all forms of land and sea transportation.

The Cyclone Engine is a heat-regenerative, reciprocating (i.e., piston) Rankine engine. It works on the same thermal dynamic cycle used to generate approximately 80% of the world’s electrical output at coal and nuclear power plants, but in a highly compact, self-contained package.

The benefits of the Cyclone Engine are many, including:

Runs on Renewable and “Free” Fuel: As an external combustion engine, the Cyclone Engine is capable of running on virtually any liquid, gaseous or solid fuel, including renewable bio-fuels, propane or biomass. It can also run on heat generated from solar thermal collectors or waste heat from industrial processes, flares and even other engines.

Extreme Green Engine: By burning fuel at lower temperatures and lower pressures in a centrifugal chamber that fully incinerates particulate matters, the Cyclone Engine emits far fewer toxic and greenhouse gases than current internal combustion (I/C) engines.

Highly Efficient: The Cyclone Engine recycles its own energy through multiple heat regenerative processes, and stops burning fuel when power is not needed (such as idling at a stop light).  This creates greater “well to wheel” efficiencies than gas or diesel powered I/C engines.

Powerful and Compact: Unlike batteries or fuel cells, the Cyclone Engine is powerful enough for heavy transportation, and unlike steam engines of the past, the Cyclone Engine is compact with an extremely high power to weight ratio, all contained in a closed-loop so it never needs its working fluid (water) replenished.

Inexpensive to Build and Maintain: By eliminating many subsystems like oil pumps (the engine uses de-ionized water, not motor oil, as its lubricating agent), catalytic converters and complex fuel injectors and automotive transmissions, Cyclone Engine systems are expected to cost less to manufacture, operate and maintain than current gas and diesel powered I/C engines.

Currently three Cyclone Engine models are in different stages of development, with the first engine slated for commencement of production in early 2012. Cyclone has several important contracts with customers that include Raytheon Company, Renovalia Energy, Phoenix Power Group, and leading U.S. auto parts manufacturer TopLine Automotive Engineering.

We received our first patent in the U.S. for the Cyclone Engine in 2006, and since then have received nine other U.S. patents and nine international patents. Cyclone has also received numerous awards, including two Tech Awards from the Society of Automotive Engineers and Popular Science’s 2008 Invention of the Year Award.

Business Model

Our business objective is to design and develop engines that we can manufacture through contracted parties for direct sale to customers, or license our technology to manufacturers and other producers of specialized applications. Our revenue has and will come from:

•

Development and engineering fees from customers and licensees;

•

Direct sales revenue from engines we manufacture in-house or through contractors;

•

Up-front license fees and on-going royalties based on sales by our licensees.

With respect to certain waste heat recovery applications, we also expect to realize revenue through the development, design and installation of total system packages, which could be sold to customers or provided to customers through a Power Purchase Agreement (PPA). We have established a specialized subsidiary company – Cyclone-WHE LLC, of which we own 82.5% of its equity – to pursue these opportunities.

Over the last four years, much of our efforts have been focused on development of our technology and engine prototypes. As a result, we have limited revenue – approximately $260,000 in income in 2010, and $710,000 in deferred revenue as of the end of the year, from several license and development agreements. These agreements include:

Raytheon Company: We have successfully completed the testing phase of our Independent Research & Development contracts with this $23 billion defense contractor, and in April 2011, received our first purchase order for multiple engines worth approximately $400,000. We are currently in discussions regarding the next phase of a broader collaboration agreement, under which we expect to develop additional engines for Raytheon’s military and civilian customers.

Renovalia Energy: Renovalia is one of the leading renewable energy companies in the world with over 500 MW of alternative power currently in its portfolio. Our license with Renovalia provides them with worldwide rights to manufacture Cyclone Engines for their solar thermal solutions, for which Cyclone has received $350,000 in development fees, and then will receive on-going royalties on each engine produced. Cyclone is currently completing the prototype “Solar 1” engine which may ultimately be manufactured by this customer.

Phoenix Power Group: Our license with Phoenix Power provides them with the exclusive rights to utilize Cyclone Engines for power generators combusting waste automotive motor oil. Under its license Phoenix has paid us $500,000 in license and development fees, and then will pay us on-going royalties from their system sales. Phoenix is expected to pay minimum royalties over the life of the agreement exceeding $4 million. Cyclone is currently completing the first two 7.5 kW Phoenix-10 prototype systems for this customer, which are based around our WHE-25 engine. We expect orders for additional units to follow.

Advent Power Systems: Advent has a license to develop engines using the Cyclone technology for US, EEU and Israeli military applications on an exclusive basis (except to the extent such customers are obtained through our partner, Raytheon). This license has a 20 year term. Advent has paid over $100,000 in license fees as of May 31, 2011, and is obligated to pay additional license fees and on-going royalties from the sale of engines produced using the Cyclone Technology. Advent is currently bidding on several military contracts for use of Cyclone engines in distributed and mobile power production applications.

Great Wall Alternative Power Systems: GWAPS is licensed to develop in China a production model of Cyclone’s biomass-to-power generator system. GWAPS will also have the rights to develop the larger 100hp Mark V engine for electric power production. GWAPS has paid Cyclone $125,000 in development fees, and has agreed to pay an additional $400,000 in licensing fees and then on-going royalties from the sale of Cyclone engines for use in electric power production in China. Additionally, GWAPS will invest capital to provide for legal and financial structuring, government outreach, and intellectual property protection, including retaining professional organizations to monitor and, if necessary, prosecute patent infringement cases in China. Cyclone has also retained legal counsel in China to audit the IP protocols that GWAPS establishes. GWAPS expects to complete the first prototype engines in China later in 2011.

Looking forward, the markets that we believe present the most viable business opportunities include:

Transportation	Power Generation	Equipment	Specialty
Automobiles Trucks & Busses	10kW – 1MW Distributed Power	Off-Road Industrial	Military & Defense
Ships & Locomotives	Waste Energy Recovery and CHP	Mining & Lifting	Underwater Oil Exploration
Motorized Bikes & ATVs	Solar Thermal Dishes & Towers	Lawn & Garden	Oil Field & Landfill Flares

Development Status of Technology

The Cyclone Engines are in development, however, prototypes of several different models and sizes are near completion. The following lists each of the Cyclone Engines that we have in development, and the currently estimated timing of completion:

Model	Size	Uses	Stage	Est. Completion
Mark II	18 HP	Portable & aux. power, light equipment	Alpha Test Engine	Completed
WHE Waste Heat Engine	16 HP	Waste heat recovery, waste fuels, biomass-to-power	Production Model	Q4 2011
Solar I	5 HP	Solar thermal, small scale power, Combined heat and power, military	Pre-Production Model	Q4 2011
Mark V	100 HP	Transportation, commercial power, military	Pre-production Beta Engine	Q2 2012
Mark VI	330 HP	Heavy transport, power plant, heavy equipment	Pre-production Beta Engine	Q3 2012

Research and Development Activities

As a technology research and development company, much of our annual expenses are dedicated towards R&D, including labor costs, material costs, tooling and equipment and other expenses required to run our business.  Our R&D expenditures for 2010 and 2009 were $830,611 and $1,115,795, respectively.

We actively pursue development agreements with customers, whereby we will develop an engine, design plans or other products for this customer at the customer’s full or partial expense. Sometimes these arrangements are part of a more expansive License Agreement. We currently have multiple R&D-type agreements in place, and believe that at this time, approximately 50% of our R&D operations are funded by our customers, a percentage which may increase in the future.

Prototyping and Manufacturing

We currently contract with multiple suppliers for the production of most of our prototype parts, which we design and then assemble and test at our facility. As we move forward, we plan to acquire the machinery and produce in-house a greater portion of this prototype manufacturing work.

For production manufacturing, we intend to contract with one or more manufacturers that have the expertise, machinery, tooling and other capital assets required to commercialize and manufacture in mass production our engines. With respect to this plan, in March 2011, we entered into a Letter of Understanding with TopLine Energy Systems, LLC, an affiliated company of global manufacturing leader TopLine Automotive Engineering, Inc., to build Cyclone engines. Under the terms of this preliminary agreement, TopLine Energy will provide assistance with engineering and planning of Cyclone’s WHE-25 model engines, and manufacture production prototypes of these units (which has begun). Given the acceptable completion and review of this first stage, TopLine Energy will position itself as the “Preferred Manufacturer” for Cyclone’s operating subsidiary Cyclone-WHE, for mass production of these engines.

TopLine Automotive, a 30+ year-old company, is currently one of the largest manufacturers of automotive after-market parts in the United States, supplying over 50% of the market. Headquartered in Chicago, IL, TopLine Automotive has operations throughout the world, including a new, state-of-the-art 300,000 sq. ft. facility in Brooksville, FL. This Florida plant, only a few hours from Cyclone, is dedicated to the development and production of distributed and alternative energy products like the Cyclone engine.

Competitive Business Conditions

We believe that our technology, which is a heat-regenerative, Rankine cycle external combustion engine, has little direct competition. However, depending on the industry in which these engines are applied, indirect competitors utilizing different technologies do exist.

Currently, there are several companies which have developed and commercialized other types of external heat engines, such as Stirling engines. Stirling engines are similar to our technology and are used in overlapping applications (such as solar thermal power generation), however, the two engine technologies have several major differences. We believe that our engine technology is more efficient, more compact, more powerful and less expensive to build than Stirling engines; and as a result of these advantages, has more applications in mobile uses (i.e., cars, trucks and ships), and can produce power at a lower invested cost than a Stirling engine. However, we have not yet commercialized our engine technology, and these claims are still to be proven. Also, several Stirling engine companies such as Infinia Corp. have greater capital resources than we do, which could help establish their technology in the marketplace quicker than we can.

Other technologies that may be indirectly competitive with our engines are lithium-ion batteries and hydrogen fuel cells. Both these technologies, especially fuel cells, are in their early stages and it is difficult to determine how they would affect our competitive position.  For instance, batteries are useful for some applications where limited sustained power (torque) and operating time is needed, however, they are in essence just “fuel tanks” which allow for power that is generated elsewhere (i.e., a coal-fired power plant) to be saved and transported. Fuel cells, while showing great potential promise, are truly in their technological infancy and currently are much too expensive for many practical applications.

In the automotive world, the competition to develop an environmentally clean (zero emission) engine is being driven by increasingly stringent regulatory mandates. To date, Honda, Toyota and GM have made the most advances in bringing to market hybrid and plug-in electric vehicles that will meet current Environmental Protection Agency (“EPA”) requirements. However, the electric vehicles that these companies have introduced and continue to develop are suitable only for light load carrying small passenger vehicles. Additionally, the hybrid-electric vehicles are running on internal combustion (I/C) engines on the highways, so there is little or no net gain.

In our opinion, hybrids are an attempt to stretch the technological life span of the I/C engine that is reaching a point of diminishing returns in terms of emissions and fuel efficiency improvement.  Those electric vehicles that operate without the ‘auxiliary’ I/C engine and run solely on batteries or fuel cells have short operating ranges, making them suitable only for localized, low-speed areas like core metro areas or gated communities. In short, these vehicles, which are only economically-viable due to government subsidies, are not the types of cars that most Americans want to drive. Such emotional and practical limitations are the main reasons that electric vehicles have not gained the traction expected.

With respect to the primary industries in which we plan to complete, we believe our technology has certain material advantages over other technologies and methods of operation. The following table summarizes those areas and advantages held by Cyclone.

	Competition	Companies	Cyclone Advantages
Distributed Power Generation	-Mini-turbines -Fuel cells	-Capstone Turbine -Bloom Energy	-More efficient and cheaper than mini turbines -Cheaper and further ahead than fuel cells
Waste Heat Recovery	-Organic Rankine Cycle -Thermal-electrics	-Calnetix (now GE) - Caterpillar - Voith Turbo	-Broader heat capabilities -Cheaper and smaller -Thermal-elec not proven outside laboratory
Solar Thermal	-Stirling engines	-Infinia Solar -Stirling Energy Systems	-Smaller and lighter -More efficient -Self starting
Automotive	-Clean diesel -Hybrid/plug-in electric	-Major auto manufacturers -Tesla	-Multi-fuel capable -Cleaner than diesel -Not reliant on utility grid - Can power cars we want

Patents and IP Protection

We currently have the following patents issued on our engine technology:

US Patents

Heat Regenerative Engine (US Patent No. 7,080,512 B2)

Heat Regenerative Engine (Continuation) (US Patent No. 7,856,822 B2)

Steam Generator in a Heat Regenerative Engine (US Patent No. 7,407,382)

Engine Reversing and Timing Control Mechanism (US Patent No. 7,784,280 B2)

Centrifugal Condenser (US Patent No. 7,798,204 B2)

Valve Controlled Throttle Mechanism (US Patent No. 7,730,873 B2)

Pre-Heater Coil in a Heat Regenerative Engine (US Patent No 7,856,823 B2)

Engine Shrouding with Air to Air Exchanger (Ser. No. 11/879,586)

Spider Bearing (Ser. No. 11/879,589)

Waste Heat Engine (Ser. No. 12/291,001)

International Patents on Heat Regenerative Engine
European Union	Australia	South Africa	Canada
Russia	China	Korea	Indonesia
Mexico	Japan (pending)	India (pending)	Brazil (pending)

We pursue a rigorous patent strategy, pursuant to which (and subject to our available cash resources) we file patents in the U.S. for our engines, their individual components, and other innovations and inventions we develop. We also pursue patents internationally in countries where we believe we may have manufacturing or sales opportunities and/or competition. Despite these efforts, we cannot make assurances that our patents will not infringe on other patents throughout the world, that other groups will not try to infringe on our patents, and if either of these were to occur, that we would have the resources to defend our rights.  If this were to occur, it could have a material adverse effect on our business.

We require all customers, suppliers and other partners to execute Non-Disclosure Agreements. We also require our employees and certain contractors to sign agreements that assign to us any innovations or discoveries they develop while working for us, or working with our technology. Our license agreements contain similar assignment provisions. We feel that these efforts are satisfactory in protecting our technology with respect to people and companies with which we have direct business relationships.

Sources and availability of raw material

We purchase raw materials and components from multiple sources, none of which may be considered a principal or material supplier. If necessary, we could replace these suppliers with minimal effect on our business operations.

Dependence on one or a few major customers

We currently have four licensees for our engine technology: Phoenix Power Group, Renovalia Energy, Advent Power Systems, and Great Wall Alternative Power Systems and several other development customers, such as Raytheon Company, Robotic Technologies, and MEO Products (through Advent).

Each of our licensee and other development partners pursue different and unique applications for the Cyclone Engines. For instance, with Renovalia, we are developing engines to power solar thermal parabolic collectors, and with Phoenix Power, we are building engines to power waste oil electric generators. Because of the diversification of applications, uses and business models, we do not believe that the loss of one licensee or development partner would have a material adverse impact on our current or future operations. Additionally, we are actively pursuing other licensees and development partners in other product categories (e.g., home generators, industrial machinery and equipment, etc.).  However, as of the date of this filing, we have taken on additional military and defense department projects for Raytheon Company, which may prove to constitute a considerable portion of our revenue for 2011 and 2012. A loss of this relationship moving forward could be detrimental to us and our results of operations.

Governmental regulation

Other than the filing of patent applications with the respective governmental bodies, we are not aware of any approval of our products or services that may be required from government authorities at this stage in our development. However, once our technology has been placed into commercial applications, such as automobiles and power generators, the governmental approval and regulatory process will become substantial. Each of such industries has many layers of regulatory requirements to ensure safety, environmental impact, usability and more. We believe that applicability of and compliance with such regulations and laws will be the responsibility of our individual licensees, as the manufacturers of the final products for sale. We have no present intention of manufacturing any of our own products for sale into the wholesale or retail markets, however, we plan to outsource some manufacturing for resale. In such cases we will need to define clearly the responsibilities and obligations for obtaining government regulatory approvals and assure procedures for maintaining compliance with such regulations.

We are not aware of any environmental laws that directly adversely affect our business at the present time and in our current state of development. Certain federal and state environmental regulations, such as those pertaining to the emissions of gas and diesel powered internal combustion engines in the United States, have the effect of creating a greater urgency for our technology, and are thereby beneficial to our future prospects, but do not have a direct effect on the manners and methods we use in our business operations. Other environmental emissions laws pertaining to boilers and steam generating units regulate large utility-sized power plants that operate similar to our engines, but such regulations do not immediately affect our R&D operations. We try to stay abreast of environmental laws and regulations as they pertain to our technology and the business we conduct with our licensees and other partners.

Because of our work with the military, we have registered with the U.S. Department of State under its International Trafficking in Arms Regulations (ITAR). We do not believe we develop, sell or export any covered munitions under these Regulations, but have registered the company in an abundance of precaution.

Employees

As of May 31, 2011, we had 15 full-time employees, including management, and 1 part-time employee. We consider our relations with our employees to be good. None of our employees are covered under any labor union or collective bargaining agreement.

ITEM 1A.  RISK FACTORS

RISK FACTORS

An investment in our common stock is highly speculative, involves a high degree of risk, and should be made only by investors who can afford a complete loss. You should carefully consider the following risk factors, together with the other information in this registration, including our financial statements and the related notes, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment therein.

Risks Relating to the Early Stage of Our Company

We are at an early operational stage and our success is subject to the substantial risks inherent in the establishment of a new business attempting to commercialize a new technology.

The implementation of our business strategy is in an early stage. Accordingly, our intended business and operations may not prove to be successful in the near future, if at all. Any future success that we might enjoy will depend upon many factors, several of which may be beyond our control, or which cannot be predicted at this time, and which could have a material adverse effect upon our financial condition, business prospects and operations, and the value of an investment in our company. In addition, our prospects must be considered in light of the risks encountered by companies in the early stages of development in new and rapidly evolving industries, especially the alternative engine and power generation industries and markets.

We have a limited operating history and our business plan is unproven and may not be successful.

Our company was formed in 2004, but until 2008 we were a development stage company and we have only begun full scale operations over the last two years. We have not licensed or sold any substantial amount of products commercially. We have not yet proven that our business model will allow us to generate a profit.

We have suffered operating losses since inception and we may not be able to achieve profitability.

We had an accumulated deficit of $10,050,612 as of December 31, 2010 and $10,837,610 as of March 31, 2011. We expect to continue to incur significant research and development expenses in the foreseeable future related to the completion of development and commercialization of our multiple engine models. As a result, we will be sustaining substantial operating and net losses, and it is possible that we will never be able to develop the revenue levels necessary to attain profitability.

We may have difficulty raising additional capital, which could deprive us of necessary resources.

We expect to continue to devote significant capital resources to fund research and development and patents. In order to support the initiatives envisioned in our business plan, we may need to raise additional funds through public or private debt or equity financing, collaborative relationships or other arrangements. Our ability to raise additional financing depends on many factors beyond our control, including the state of capital markets, the market price of our common stock and the development or prospects for development of competitive technology by others. Sufficient additional financing may not be available to us or may be available only on terms that would result in further dilution to the current owners of our common stock.

There are substantial doubts about our ability to continue as a going concern and if we are unable to continue our business, our shares may have little or no value.

Our ability to become a profitable operating company is dependent upon our ability to generate revenues and/or obtain financing adequate to fulfill our research and market introduction activities, and achieving a level of revenues adequate to support our cost structure. This has raised substantial doubts about our ability to continue as a going concern. We plan to attempt to raise additional equity capital by selling shares through one or more private placement or public offerings. However, the doubts raised relating to our ability to continue as a going concern may make our shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. Any growth or increase in the number of our strategic relationships will increase this strain on our managerial, operational and financial resources. This pressure may inhibit our ability to achieve the rapid execution necessary to implement our business plan, and could have a material adverse effect upon our financial condition, business prospects and operations and the value of an investment in our company.

Risks Relating to Our Business

We will need to achieve commercial acceptance of our engines to generate revenues and achieve profitability.

Even if our development yields technologically superior products, we may not successfully develop commercial products, and even if we do, we may not do so on a timely basis. We cannot predict when significant commercial market acceptance for our products and the affiliated products sold thereon will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If markets fail to accept our engines and related products, we may not be able to generate revenues from the commercial application of our technologies. Our revenue growth and achievement of profitability will depend substantially on our ability to introduce new products that are accepted by customers. If we are unable to cost-effectively achieve acceptance of our products by customers, or if the associated products do not achieve wide market acceptance, our business will be materially and adversely affected.

We will need to establish additional relationships with collaborative and development partners to fully develop and market our products.

We do not possess all of the resources necessary to develop and commercialize products on a mass scale. Unless we expand our development capacity, which would require substantial capital to achieve, we will need to make appropriate arrangements with collaborative partners and licensees to develop and commercialize current and future products.

Collaborations may allow us to:

•

Generate positive cash flow and revenue;

•

offset some of the costs associated with our internal research and development;

•

successfully commercialize our products.

If we need but do not find appropriate affiliate arrangements, our ability to develop and commercialize products could be adversely affected. Even if we are able to find collaborative partners, the overall success of the development and commercialization of products will depend largely on the efforts of other parties and is beyond our control. In addition, in the event we pursue our commercialization strategy through collaboration, there are a variety of attendant technical, business and legal risks, including:

•

a development partner would likely gain access to our proprietary information, potentially enabling the partner to develop products without us or design around our intellectual property;

•

we may not be able to control the amount and timing of resources that our collaborators may be willing or able to devote to the development or commercialization of our products or to their marketing and distribution; and

•

disputes may arise between us and our collaborators that could result in the delay or termination of the development or commercialization of our products or that may result in costly litigation or arbitration that diverts our management’s resources.

The occurrence of any of the above risks could impair our ability to generate revenues or funding and harm our business and financial condition.

We may not be successful at marketing our products.

We may not be able to market our products, and any financial or research efforts we exert to develop, commercialize or promote such products may not result in revenue or earnings.

We may lose out to larger and better-established competitors.

The alternative power industry is intensely competitive. Most of our competitors have significantly greater financial, technical, marketing and distribution resources as well as greater experience in the industry than we have. Our products may not be competitive with other technologies, both existing at the current time and in the future. If this happens, our sales and revenues will decline, or fail to develop at all. In addition, our current and potential competitors may establish cooperative relationships with larger companies to gain access to greater development or marketing resources. Competition may result in price reductions, reduced gross margins and loss of market share.

Our products may be displaced by newer technology.

The alternative power industry is undergoing rapid and significant technological change. Third parties may succeed in developing or marketing technologies and products that are more effective than those developed or marketed by us, or that would make our technology obsolete or non-competitive. Accordingly, our success will depend, in part, on our ability to respond quickly to technological changes. We may not have the resources to do this.

We must hire qualified engineering, development and professional services personnel.

We cannot be certain that we can attract or retain a sufficient number of highly qualified mechanical engineers, industrial technology and manufacturing process developers and professional services personnel. To quickly and efficiently deploy our products, maintain and enhance them, we will require an increasing number of technology developers. We expect customers that license our technology will typically engage our professional engineering staff to assist with support, training, consulting and implementation. We believe that growth in sales depends on our ability to provide our customers with these services and to attract and educate third-party consultants to provide similar services. As a result, we plan to hire professional services personnel to meet these needs. New technical and professional services personnel will require training and education and it will take time for them to reach full productivity. To meet our needs for engineers and professional services personnel, we also may use more costly third-party contractors and consultants to supplement our own staff. Competition for qualified personnel is intense, particularly because our technology is specialized and only a limited number of individuals have acquired the needed skills. Additionally, we will rely on third-party implementation providers for these services. Our business may be harmed if we are unable to establish and maintain relationships with third-party implementation providers.

We are dependent upon our key personnel.

Our future success depends in large part on each member of our management team, most notably Harry Schoell, the inventor of our engine technology, as well as certain other engineering, design, sales and executive management personnel.  The loss of the services of any of our management or key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our sales cycles are typically long.

The period between our initial contact with a potential customer and the purchase of our products and services, or signing of a license agreement, is often long and subject to delays associated with the budgeting, approval, and competitive evaluation processes which frequently accompany significant capital expenditures. We believe that a customer’s decision to purchase our engines and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our engines and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources.

If we are unable to protect our intellectual property, we may lose a valuable asset, experience reduced market share, or incur costly litigation to protect our rights.

Our success depends, in large part, upon our proprietary technology and other intellectual property rights.  To date, we hold ten patents in the U.S. and nine internationally, and have filed several other patent applications domestically and internationally as they apply to our engine and its components.  Although we hold the rights to certain patents and patent applications pending, there can be no assurance that pending patent applications will be approved or that the issued patents or pending applications will not be challenged or circumvented by competitors.  Certain critical technology incorporated in our products is also protected by trade secret laws and confidentiality and licensing agreements.  We intend to rely upon a combination of copyright, trade secret, trademark and patent laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology.  Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. There can be no assurance that such protection will prove adequate or that we will have adequate remedies for disclosure of the trade secrets or violations of the intellectual property rights.  Any inability to protect our intellectual property rights could seriously harm our business, operating results and financial condition. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Our means of protecting our intellectual property rights in the United States or abroad may not be adequate to fully protect our intellectual property rights.

We may experience claims of infringement upon proprietary rights of others.

We may be exposed to future litigation based on claims that our products and/or the intellectual property related to the use of our products infringe on the intellectual property rights of others, including, but not limited to, the patent, copyright, trademark, and publicity rights of others.  Claims of infringement could require us to re-engineer our products or seek to obtain licenses from third parties in order to continue offering our products.  In addition, an adverse legal decision affecting our intellectual property, or the use of significant resources to defend against this type of claim, could place a significant strain on our financial resources and harm our reputation.

Regulation may adversely affect our business.

Statutory, regulatory and administrative actions that affect our business could have adverse effects on our ability to reach our objectives. Our technology may be subject to approval and regulation by various Federal, state and county agencies, especially with respect to safety, environmental, engineering standards and related matters. Governmental regulation may materially affect utilization of our technology and the costs of its development.

Risks Relating to our Stock

The sale of the shares of common stock acquired in private placements could cause the price of our common stock to decline.

We have sold an aggregate of $2,123,075 of our securities in private placements since 2008. Depending upon market liquidity at the time, a sale of a substantial number of shares of our common stock, or anticipation of such sales, could make it more difficult for us to sell equity or equity related securities in the future at a time and price that we might otherwise wish to effect sales.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the penny stock rules promulgated by the SEC, which are discussed in the immediately preceding risk factor, FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker dealers to recommend that their customers buy our common stock, which may limit the ability to buy and sell our stock and have an adverse effect on the market value for our shares.

An investor’s ability to trade our common stock may be limited by trading volume.

A consistently active trading market for our common stock may not occur on the OTCBB. A limited trading volume may prevent our shareholders from selling shares at such times or in such amounts as they may otherwise desire.

Our company has a concentration of stock ownership and control, which may have the effect of delaying, preventing, or deterring a change of control.

Our common stock ownership is highly concentrated. Through ownership of shares of our common stock, our executive management collectively beneficially own approximately 30% of our total outstanding shares of common stock. Furthermore, two of our executive officers and directors own all Series B Preferred Stock, which allows them to effectively vote 51% of all common stock on matters brought before the shareholders of the company. As a result of the concentrated ownership of this stock, these inside stockholders, acting together, will be able to control all matters requiring stockholder approval, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company. It could also deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and it may affect the market price of our common stock.

We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors’ independence, audit committee oversight and the adoption of a code of ethics. While our Board of Directors has adopted a Code of Ethics and Business Conduct, and has established an audit committee, we have not yet adopted many other of these corporate governance measures and, since our securities are not listed on a national securities exchange, we are not required to do so. It is possible that if we were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

Because we will not pay dividends in the foreseeable future, stockholders will only benefit from owning common stock if it appreciates.

We have never paid dividends on our common stock and we do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance our growth. Accordingly, any shareholder who anticipates the need for current dividends from his investment should not purchase our common stock.

We intend to attempt to have our common stock quoted on the OTC Bulletin Board, which will limit the liquidity and price of our securities more than if our securities were quoted or listed on a national exchange.

Initially, our securities will be traded in the over-the-counter market. We intend to commence the process of obtaining a quotation of our common stock on the OTC Bulletin Board (“OTCBB”). In order for our common stock to trade on the OTCBB, a registered broker-dealer, serving as a market maker, must be willing to list bid and ask quotations for our common stock, sponsor our listing on the OTCBB, and file an application with the OTCBB on our behalf to make a market in our common stock. It is not possible to predict how long it may take to obtain a listing on the OTCBB. In the event an application for quotation of our common stock is submitted to the OTCBB, there can be no guaranty that the OTCBB will approve the application. Quotation of our securities on the OTC Bulletin Board will limit the liquidity and price of our securities more than if our securities were quoted or listed on a national exchange.

Our common stock is subject to the “penny stock” rules of the SEC, which may make it more difficult for stockholders to sell the common stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•

that a broker or dealer approve a person’s account for transactions in penny stocks; and

•

the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•

obtain financial information and investment experience objectives of the person; and

•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•

sets forth the basis on which the broker or dealer made the suitability determination; and

•

that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The regulations applicable to penny stocks may severely affect the market liquidity for the common stock and could limit an investor’s ability to sell the common stock in the secondary market.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we do not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

We will become subject to Sarbanes-Oxley and the reporting requirements of federal securities laws, which can be expensive.

As a public reporting company, we will become subject to Sarbanes-Oxley and, accordingly, will be subject to the information and reporting requirements of the Securities Exchange Act of 1934 and other federal securities laws. The costs of compliance with Sarbanes-Oxley, of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC, furnishing audited reports to our Stockholders, and other legal, audit and internal resource costs attendant with being a public reporting company will cause our expenses to be higher than if we were privately held.

Our internal control over financial reporting may have weaknesses or inadequacies that may be material.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal control over financial reporting. Ongoing compliance with this requirement is expected to be expensive and time-consuming and may negatively impact our results of operations. We cannot make any assurances that material weaknesses in our internal control over financial reporting will not be identified in the future. If any material weaknesses are identified in the future, we may be required to make material changes in our internal control over financial reporting, which could negatively impact our results of operations. In addition, upon such occurrence, our management may not be able to conclude that our internal control over financial reporting is effective If we cannot conclude that our internal control over financial reporting is effective, we may be subject to regulatory scrutiny, and a loss of public confidence in our internal control over financial reporting, which may cause the value of our common stock to decrease.

Impact of corporate governance laws.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations, are creating uncertainty for public companies. We are required to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

We are engaged in the research and development of all-fuel, eco-friendly engine technologies.  Several prototypes of these engines are nearing completion with one model currently expected to go into production by the end of 2011.  While we started to generate revenue from operations as early as 2008, we have not had material or consistent revenue in each of the last two fiscal years.  In order for us to maintain and expand operations through the next 12 months, we will continue to raise capital by means of equity or debt offerings, and seek license and development agreements that provide up-front or progress payment revenue to us.

With respect to these endeavors, in the first quarter of 2011, we completed a $1 million offering of Series A Preferred Stock. In April 2011, we received an important purchase order for multiple Mark V engines (named the Manta-Ray) from Raytheon Company worth $400,000.  Management believes that this purchase order will constitute one of multiple contracts that we could receive from Raytheon over the next few years.

We incurred substantial net losses for the years ended December 31, 2010 and 2009 of ($2,171,409) and ($2,525,101), respectively and in the first quarter of 2011 of ($789,623).  Cumulative losses since inception (through March 31, 2011) are ($10,837,610).  We have a working capital deficit at December 31, 2010 and March 31, 2011 of ($2,322,199) and ($2,529,871), respectively.  There is no guarantee that we will be able to support our operations on a long term basis.  This raises doubt about our ability to continue as a going concern.  If additional funds cannot be raised or otherwise generated, we may be forced to reduce staff, minimize our research and development activities, or in a worst case scenario, shut-down operations.

Management is cautiously optimistic that we can continue to improve operations and raise the appropriate funds to grow our business.  We have ongoing and pending contracts that are expected to generate operating cash to support operations into 2012.  Management is also deferring a significant amount of their salary to reduce our current cash expenditures.  As of March 31, 2011, management has deferred $1,094,519 in executive compensation.

Private Placements.  In the first quarter of 2011, we sold 950,655 shares of restricted common stock and 44,547 shares of two-year restricted Series A Preferred Stock in private placements under Regulation D and Regulation S of the Securities Act of 1933, as amended, for an aggregate of $356,235.  The funds raised in these private offerings were used for working capital, general administrative, and research and development activities.

Stock for Services. Despite our limited cash resources, we are able to retain engineering, consulting, legal and accounting personnel partially through the issuance of restricted common stock. In the first quarter of 2011, we issued 1,059,500 shares of restricted common stock in lieu of $165,192 in cash compensation.  Management believes that the agreement of these individuals and groups to forego some or all of their agreed upon cash compensation for shares of restricted common stock demonstrates a strong dedication and long-term commitment to the company, our technology and our future prospects.

Research & Development. As a research and development company, a material portion of all funds raised or generated through operations are placed back into the R&D activities of the company. Our R&D expenditures were $224,403 for the first quarter of 2011.

Commitments for Capital Expenditures.  We do not immediately anticipate a significant purchase of facilities or equipment, however, should additional funding be secured, proceeds will be used to purchase capital equipment for development and testing of our technology, and build-out of our facility to accommodate additional development and testing projects.  Additionally, should adequate funding be secured, we expect to increase the number of skilled and unskilled employees on payroll, including the recruitment of high level executive management and additional engineers and mechanical staff.  Such new hires will considerably increase our monthly operational expenses.

Conversion of Series A Preferred Stock.  On May 12, 2011, the holders of a majority of the shares of Series A Preferred Stock executed a resolution to convert all of the Series A Preferred shares into approximately 95.1 million shares of common stock, and to retire all Series A Preferred shares, effective as of May 15, 2011.  Of these converted common shares, approximately 55 million are held by affiliates, employees and control persons of the company, and approximately 24 million more are subject to a two-year hold back from the date of issuance.  In both cases, the resale of these common shares (approximately 83% of the total amount) is restricted.

Critical Accounting Policies

Our critical accounting policies are set forth in the Note 1 (specifically, C, D, I, J, L and M) to the Consolidated Financial Statements attached to this Registration Statement.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Revenues for the year ended December 31, 2010 were $261,525 as compared to $63,938 for the prior year, an increase of $197,587 or 309%. This increase is due to recognition of revenue from certain contracts completed during the year, including the installation of the Bent Glass waste heat recovery system, and the delivery to Great Wall Alternative Power Systems, our licensee in China, of completed engine design drawings. Also in 2010, we received and completed an R&D project for Raytheon Company, which is reflected in the annual revenue.

Gross Profit. Gross profit for the year ending December 31, 2010 was $151,132 as compared to $28,003 for the year ending December 31, 2009, an increase of $123,129.  For the year ending December 31, 2010, our  gross margin was 58% as a percentage of net sales versus 44% in 2009. Management does not place great weight on these gross profit results at this time, as sales revenue and cost of goods sold figures are in an early stage of developing and refinement.

Operating Expenses. Operating Expenses incurred for the year ending December 31, 2010 were $2,123,828 as compared to $2,515,246 for the year ending December 31, 2009, a decrease of $391,418 (15.6%).  The majority of the decrease was due to a reduction in R&D expenses of $285,184 (25%) and reduced general and administrative expenses of $91,378 (7%), reflective of the assignment of more production resources to deliverable inventory (a balance sheet item) and control expenditures.

Other Expenses. In 2010 we recognized a loss of $159,050 pursuant to converting debt into common stock.

Income and Earnings per Share. The net loss for the year ending December 31, 2010 was ($2,171,409), compared to net loss of ($2,525,101) for the year ending December 31, 2009, a lower loss of $353,692 or 14%. This variance is due to the factors outlined above. Net loss per weighted average share was ($0.02) for 2010 and ($0.03) for 2009.

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Revenues.  For the quarter ended March 31, 2011 there were no recognized revenues as compared to $104,900 for the same period in the prior year.

Gross Profit.  Gross profit for the quarter ended March 31, 2011 was ($175,867), as compared to $53,103 for the same period in the previous year.  The loss in 2011 was due to us recording a charge against a license agreement for current and subsequent penalty payments, payable in restricted common stock for late delivery of product.

Operating Expenses.  Operating Expenses incurred for the quarter ended March 31, 2011 were $603,497 as compared to $434,837 for the same period in the previous year, an increase of $168,660 (39%).  The majority of the increase was due to an increase in R&D expenses of $79,980 (55%) from continued improvements and enhancements to the engines, and increased general and administrative expenses of $89,826 (32%), reflective of the amortization of employee stock options previously issued, and the amortization of services provided to the WHE subsidiary, paid with related equity.

Income and Earnings per Share.  The net loss for the quarter ended March 31, 2011 was ($789,623), compared to net loss of ($393,901) for the same period in the previous year, a larger loss of $395,722 or 100%.  This variance is due to the factors outlines above.  Net loss per weighted average share was ($0.01) for the current quarter and ($0.00) in 2010.

Liquidity and Capital Resources

At March 31, 2011, net working capital was ($2,529,871) as compared with ($2,322,199) at December 31, 2010, a decrease of ($207,672) or (9%).  In the first quarter of 2011, funds were primarily used by the net loss of ($789,623).  Funds were provided by the net sale of 950,655 shares of common stock and 44,547 shares of Series A Preferred Stock for $356,235, an increase in deferred revenue of $42,500, and an increase in accounts payable and accruals from related parties of $64,174 (primarily deferred salary).  Additionally, to conserve cash we issued 10,059,500 shares of common stock, and 150,000 common stock options for services.  This non-cash charge to the Income Statement was $165,192 in the quarter.  Also we incurred a non-cash charge of $175,867 (paid with common stock and accrued expenses) as a penalty for late product delivery.

For the quarter ended March 31, 2010, net cash flows increased by $94,659.  This is reflective of the sale of common and Series A Preferred Stock for $210,211, an increase in deferred revenue of $55,000, higher accounts payable and accrued expenses of $52,101, use of common stock and options to pay for services of $89,722 and an increase in related party notes and loans payable of $121,144.  Funds were used by the net loss of $393,901, increases in inventory of $74,179 and higher receivables of $25,616.

We need to obtain capital, however, no assurance can be given that we will be able to obtain this capital on acceptable terms, if at all.  In such an event, this may have a materially adverse effect on our business, operating results and financial condition.  If the need arises, we may attempt to obtain funding or pay expenses through the continued sale or issuance of restricted stock. We may also use various types of short term funding, related party advances and expenses payment deferrals and external loans our auditors have issued a going concern opinion for the year ended December 31, 2010.  Management is cautiously optimistic, however, that we will be able to generate the funding required to continue and expand our operations over the long term, and believes that we currently have cash reserves and cash commitments available to fund operations through the end of the year or longer.

Recent Accounting Pronouncements.  Our significant accounting policies are described in Note 1 to the accompanying financial statements.

Off-Balance Sheet Arrangements. We do not have any off-balance sheet arrangements at this time.

ITEM 3.  PROPERTIES

We currently operate in a leased warehouse facility owned by Schoell Marine, Inc., a company wholly-owned by our Chairman and CEO, Harry Schoell.  Schoell Marine leases 6,000 sf of space to the company at approximately $12/sf, ($64,800 per year) which we believe to be at or below market rates for industrial space in the area. Our address is 601 NE 26th Ct., Pompano Beach, FL 33064.  We believe these facilities are in good condition, but we may need to expand our leased space as our research and development efforts increase.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Common Stock and Series B Preferred Stock by each of our named Executive Officers and Board of Directors, and each shareholder who is known by us to own beneficially five percent (5%) or more of the outstanding stock of such class as of June 15, 2011. On June 15, 2011, 216,371,789 shares of common and 1,000 shares of Series B Preferred stock were issued and outstanding.

Name and Address	Common Shares Beneficially Owned	%	Series B Pref. Shares Beneficially Owned	%
Harry Schoell, Chairman & CEO 601 NE 26th Ct. Pompano Beach, FL 33064	46,374,755 (1)	21.4%	797	80%
Frankie Fruge, COO & Director 601 NE 26th Ct. Pompano Beach, FL 33064	12,092,511 (2)	5.6%	203	20%
James Landon, Director 4401 N Federal Hwy Boca Raton, FL 33431	2,026,200 (3)	0.9%	-	-
Christopher Nelson, President, General Counsel 601 NE 26th Ct. Pompano Beach, FL 33064	5,945,400 (4)	2.7%	-	-
Bruce Schames, CFO 601 NE 26th Ct. Pompano Beach, FL 33064	185,001 (5)	0.1%	-	-
All Executive Officers as a Group (5 persons)	66,623,867	30.6%	-	-
TOTALS:	66,623,867	30.6%	1,000 *	100%

*    The 1,000 shares of Series B Preferred stock provide their holders a majority vote on all matters brought before the common stock shareholders.

(1) Mr. Schoell’s total includes 500,000 vested common stock options, but excludes 150,000 unvested options.

(2) Ms. Fruge’s total includes 500,000 vested common stock options, but excludes 150,000 unvested options.

(3) Mr. Landon’s total includes 50,000 vested common stock options, but excludes 150,000 unvested options.

(4) Mr. Nelson’s total includes 250,000 vested common stock options, and 635,000 shares of common stock owned by a company controlled by Mr. Nelson’s wife. The total excludes 120,000 unvested options.

(5) Mr. Schames’ total includes 100,000 vested common stock options, but excludes 7200,000 unvested options.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

DIRECTORS AND EXECUTIVE OFFICERS

The names, ages, positions and dates appointed of our current directors and executive officers are set forth in the table below:

Name	Age	Position	Date of Appointment
Harry Schoell	68	Chairman and Chief Executive Officer	June 2004
Frankie Fruge	66	Director and Chief Operating Officer	June 2004
James C. Landon	68	Director	December 2008
Christopher Nelson	41	President and General Counsel	March 2011*
Bruce Schames	64	Chief Financial Officer	April 2010

*   Mr. Nelson served as General Counsel from January 2009, and as Executive Vice President and General Counsel since June 2010, prior to being appointed as President and General Counsel in March 2011.

Harry Schoell, Chairman and Chief Executive Officer, is a life-long entrepreneur and technology visionary. He is a native Floridian, born in Miami, and a third generation inventor and engineer. Mr. Schoell has worked for years to realize his dream to create an environmentally-friendly engine, and has 18 patents issued to date on the Schoell Cycle heat regenerative external combustion engine, now called the Cyclone Engine.

Mr. Schoell is well versed in all facets of manufacturing procedures, including, appropriate foundry protocol, castings, machining, production design and manufacturing, and plastic and fiberglass laminates.  He also has extensive experience in designing, inventing and building unique boat hull designs and patented marine propulsion systems, through Schoell Marine, a company he founded in 1966 and still exists today.

Mr. Schoell successfully built Schoell Marine and its reputation based on his original ideas, highly trained engineers, and prototype and production specialists – the same as he is doing now for Cyclone. Over these 40+ years, his inventiveness resulted in over 40 specialized patents and patent applications, including a Jet Drive System, a trimmable surface drive, a “Ground Effect Craft”, and a lightweight internal engine that he designed and built in 1990.

Mr. Schoell is known throughout the industry for his vision and is highly sought after for his knowledge and expertise. In 2010, Boating Magazine named him one of the most important “Game Changers” in the marine industry.  Harry has won the Engineer of the Year Award and Designer of the Year Award from Vapor Trails Magazine. He has also been presented with four different Innovation of the Year Awards from the NMMA (National Marine Manufacturers Association).  Mr. Schoell belongs to SAE (Society of Automotive Engineers), the ASME (American Society of Marine Engineers), and The Society of Naval Architects and Marine Engineers.

Mr. Schoell has no other Board of Directors affiliations other than with the Company.

Mr. Schoell’s qualifications to be a director of the Company, in addition to his business  background (as described above), include his intimate involvement in the development of the Cyclone Engine as well as the business plan for its commercialization.

Frankie Fruge serves as Chief Operating Officer and Director of Cyclone. She has been with the Company since its inception in 2004 in the role of General Partner and Director of Administration. Ms. Fruge is in charge of the daily operations and financial concerns of the Company.

Ms. Fruge has been working with Mr. Schoell since 1995, serving in multiple administrative, operational and financial positions with Schoell Marine.  Between 1999 and 2003, Ms. Fruge was President of Propulsion Systems, Inc., a company that developed and sold marine surface drives, and then CFO of Pulse Drive Inc., between 2003 and 2005, a company also in the marine propulsion field.

Prior to her career in marine-based engine technology, Ms. Fruge spent over 10 years as an operating engineer for several oil refinery companies in Louisiana, including Conoco, and eight years as an auditor for Ernst & Ernst (the predecessor company to Ernst & Young). Ms. Fruge is also a certified industrial firefighter, and is on the Board of the Steam Automobile Club of America. Ms. Fruge has no other Board of Directors affiliations

Ms. Fruge’s qualification to be a director of the Company, in addition to her general business background (as described above), include her extensive engineering technology experience.

James Landon, a CPA and CFE, serves as Director of Cyclone. As President of Landon & Associates P.A., Mr. Landon was previously the company’s accountant of record for over four years. He is a member of the American Institute of Certified Public Accountants, the Florida Institute of Certified Public Accountants, the Association of Certified Fraud Examiners, and the South Florida Chapter of the Association of Certified Fraud Examiners.

Mr. Landon is also a director of US Lacrosse, Inc., and chairs their Strategic Planning Committee, a director of the South Florida Chapter of US Lacrosse, a director of the Florida Youth Lacrosse Foundation, a director of Children Hope and Horses Corporation, and the immediate past president of the South Florida Chapter of the Association of Certified Fraud Examiners.

Mr. Landon also has considerable experience in the manufacturing world, holding positions for several companies over the years as vice president of operations, vice president of finance and administration, chief financial officer and president. Mr. Landon received his Bachelor of Engineering Science from The Johns Hopkins University, and his Master of Science in Administration with a concentration in Business Financial Management from The George Washington University.

Mr Landon’s qualifications to be a director of the Company include his extensive accounting and business experience.

Christopher Nelson serves as President and General Counsel of the Company, positions he has held since March 2011. Prior to that, he was Executive Vice President and General Counsel of the Company, and since July 2007, outside corporate counsel for Cyclone. Over the past three years, he has assisted and overseen all aspects of the Company’s business and legal affairs, including: public securities filings and financing, licensing and development agreements, investors and public relations, and general corporate matters.

Mr. Nelson has practiced law in Florida for over 16 years, and since 2001, has served in a general corporate counsel role for many start-up, early stage and established businesses seeking financing, acquisitions and general growth management counseling. Such companies recently included Dental Practice Management, a $4 million medical management company based in Ft. Lauderdale, Florida: UMT International, a $5 million industrial machine manufacturing company, based in Dania Beach, Florida, and InfoLink, a $6 million information services company in Miami, Florida.  He has been a member of the Florida Bar since 1995.

Between 1997 and 2000, Mr. Nelson was an associate with Greenberg Traurig PA, and between 1995 and 1997 an associate with Akerman Senterfitt PA, both in Miami, Florida. At both firms he served in their corporate and securities practice, representing NYSE and NASDAQ companies such as AutoNation, Republic Industries and Wackenhut. Mr. Nelson received a BA from Princeton University, and JD from University of Miami School of Law.

Bruce Schames serves as CFO for Cyclone. He has been a CPA since 1971, representing both public and private clients in his own practice since 2001. Prior to that, Mr. Schames served as CFO of East Coast Beverage Corp. (OTCBB: ECBV), Medcom USA (NASDAQ: EMED), Financial Reporting Manager for Dole Fresh Fruit Co., and in various accounting and reporting capacities of NYSE companies. Mr. Schames received his BBA from Baruch College of the City University of N.Y., and an MBA from the University of Southern California.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined.  Mr. Schoell has served as Chief Executive Officer and Chairman of the Company since inception in 2004.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our assessment of risks.  The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s appetite for risk.  While the Board oversees our Company’s risk management, management is responsible for day-to-day risk management processes.  We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and that our board leadership structure supports this approach.

James Landon, as a non-employee Board of Directors member, may be compensated for his time in cash or restricted shares of common stock, as may be provided under the independence requirements of current securities laws.

The Company has an Audit Committee currently only comprised of Mr. Landon (Chairman). We expect to add additional members to this committee in the near future. We do not have a Compensation Committee, Nominating Committee or other committees at this time. We expect to create such committees in the future.

Director Independence

Our Board of Directors has adopted the definition of “independence” as described under the Sarbanes Oxley Act of 2002 (Sarbanes-Oxley) Section 301, Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act) and NASDAQ Rules 4200 and 4350. Our Board of Directors has determined that only Mr. Landon meets the independence requirements.

Board of Advisors

From time to time, we add members to our Board of Advisors. These individuals are comprised of distinguished scientists, engineers and businessmen whose experience, knowledge and counsel help in the development of the company and our technology.  These Board of Advisor members may be compensated for their time in restricted shares of common stock.  Currently, the Board of Advisors is comprised of:

James D. Crank, a retired engineer with Lockheed and one of the foremost experts on automotive steam engine systems.  During his long year career with Lockheed, Mr. Crank worked in senior research positions on many important projects, including: engine development for the Ground Vehicles Department, primary battery systems for the Triton II missile, battery systems for the Hubbell Space Telescope, heat shields for the Mercury and Apollo space systems, and dynamic solar and nuclear space power systems for SDI. Mr. Crank was also a Research Engineer for the Stanford Research Institute where he worked on explosive cladding of materials for cylinder construction in Porsche and Mercedes-Benz, among other projects.

Mr. Crank also has over 50 years experience in restoration, repair and driving of various steam cars, including the total redesign of the complete Doble crankcase assembly and cylinders for the Series E Doble steam cars (with 10 sets constructed), and the design and construction of the current speed world record holding steam car. He served as a consultant on steam car restoration to Harrah Automobile Collection, Nethercutt Collection, Jay Leno Collection, Stephen Finn Collection, and the Besler General Motors Chevelle steam car, among others, and a consultant to the State of California on the steam bus development program. He is the owner and president of Doble Steam Motors Corporation, and is currently working on a book about the history of the Doble steam car and its founding family.

Jerry A. Peoples, a retired NASA engineer with over 30 years service in the government’s most elite scientific divisions.  Mr. Peoples’ work with NASA spans over 30 years. Most recently, after the 1986 Space Shuttle Challenger disaster, Mr. Peoples was assigned to the Solid Motor Redesign Team, where he made major contributions to the design, fabrication and testing of the Double O-ring Interference Joint, which solved the O-ring burn problem.

Mr. Peoples’ work at NASA also included participation on a governmental energy task force studying solar heating and cooling, ocean thermal electric energy conversion, and the Rankine Cycle as an alternative to the internal combustion engine. On this last subject, he published over 12 research papers on the design and operation of the modern steam powered automobile.

Early in his career, Mr. Peoples served at the Marshall Space Flight Center as project engineer responsible for thermal control systems for orbiting spacecraft such as the Hubble Telescope, HEAO-1, and Gravity Probe B. Prior to that, he worked at the Wright Patterson Air Development Center on the F-105 aircraft.

George Nutz is technology consultant with almost 50 years experience working with external combustion and steam engines. He is the founder of Millennium Engineering Systems and Millennium Energy Systems, through which he has provided engineering guidance and expertise to multiple external combustion engine projects over the last twenty years.

Prior to consulting, Mr. Nutz was a staff research engineer at MIT Instrumentation Laboratory, part of the Department of Aeronautics and Astronautics. While in residence, he designed hardware and control systems, as well as steam cycles and applications. He represented MIT-IL at the Department of Transportation Clean Air / External Combustion hearings, and wrote several proposal papers outlining a working steam system. During this time he also became involved with steam automobile and steamboat groups and worked on boiler and engine designs/modifications, including being part of the MIT team designing and building a steam powered automobile for Saab for the MIT-Caltech "Clean Air Car Race".

Prior to his time at MIT, Mr. Nutz spent nine years at Bendix Aerospace designing gyro and guidance equipment and test platforms, and working with optics and sensors. He served in the U.S. Air Force and received his mechanical engineering degree from the New Jersey Institute of Technology in 1959.

Allen Brown, Cyclone’s Senior Engineering Fellow, is an engineer whose experience spans over 56 years in the marine industry where he has developed propulsion, hydraulic, electrical and exhaust systems for some of the best known names in the business. Over the years, Mr. Brown has served as: Director of Product Development for Cigarette Racing Team, President and CEO of Cougar Marine, which built powerboats that won 33 consecutive offshore races including 12 World and National Championships, Director of Product Development for Stainless Marine, Project Engineer for Gentry Transatlantic on the “Gentry Eagle,” a 113’ mega-yacht that held the transatlantic speed crossing record, Product Development Consultant for Teleflex Marine, and General Manager of Donzi Marine.

Mr. Brown is widely regarded as a mechanical genius. Pete Smythe, Editor of Motorboating Magazine, wrote: “Brownie is generally considered to have more engineering moxie than anyone else in the high performance boat business.”  Hotboat Magazine wrote that “Brownie’s experience in the business is second to none, with almost 50 years of high performance expertise in building, driving and designing every part of a raceboat.”  Powerboat Magazine called Brownie a “mechanical wizard”.

Compensation to Advisors

We have compensated our Board of Advisors members’ with shares of restricted common stock and stock options for their past services rendered on behalf of Cyclone, and reserve the right to issue additional shares, stock options or cash in the future.

Family Relationships. There are no family relationships among the directors and executive officers of the company.

Code of Conduct and Ethics. We have adopted a code of business conduct and ethics that applies to our directors, officers and all employees. The code of business conduct and ethics may be obtained free of charge on our web site, or by writing to the company, Attn: Chief Financial Officer, 601 NE 26th Ct., Pompano Beach, FL 33064.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Compensation

Summary Compensation Table. The following table sets forth certain information concerning the annual and long-term compensation of our Chief Executive Officer and our other executive officers during the last two fiscal years.

Current Officers Name & Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards (S)	All Other Compensation ($)	Option Awards ($)	Total ($)
Harry Schoell	2009	$150,000	(1)	0	$52,800	0	0	$202,800
Chairman & CEO	2010	$150,000	(1)	0	0	0	$11,900	$161,900

Frankie Fruge	2009	$120,000	(2)	0	$52,800	0	0	$172,800
Director & COO	2010	$120,000	(2)	0	0	0	$11.900	$131,900

Bruce Schames	2009	$0	(3)	0	$880	0	0	$880
CFO	2010	$42,156	(3)	0	$26,700	0	$70,408	$139,264

Christopher Nelson	2009	$91,500	(4)	0	$102,712	0	0	$194,212
President & General Counsel	2010	$120,000	(4)	0	$14,500	30,000	$35,957	$200,457

(1)  All of Mr. Schoell’s salary in 2010 and 2009, except for $20,000 converted to 4,000 shares of Series A Preferred stock in 2010, has been deferred until determined by the Board of Directors that the Company can afford to pay such salary.

(2)  All of Ms. Fruge’s salary in 2010 and 2009, except for $6,000 converted to 1,200 shares of Series A Preferred stock in 2010, has been deferred until determined by the Board of Directors that the Company can afford to pay such salary.

(3)  Mr. Schames has deferred $33,656 of his salary in 2010.

(4)  Mr. Nelson has deferred $16,000 of his salary in 2009 and $53,000 in 2010.

Employment Agreements:

Mr. Schoell has an employment agreement with the Company providing for a base salary of $150,000 per year plus standard benefits. This compensation is currently being deferred until we have sufficient revenue to support its payment, and to date, he has not received any cash compensation under his agreement. Mr. Schoell has converted $20,000 of deferred salary to common stock in 2010. The term of Mr. Schoell’s agreement is three years with automatic one-year renewals.

Ms. Fruge has an Employment Agreement with the Company providing for a base salary of $120,000 per year plus standard benefits. This compensation is currently being deferred, and to date, she has not received any cash compensation under her agreement. Ms. Fruge has converted $6,000 of deferred salary to common stock in 2010. The term of Ms. Fruge’s agreement is three years with automatic one-year renewals.

Mr. Nelson has an agreement with the Company providing for $10,000 per month, of which $3,000 per month is deferred until the Company is in a position to pay such funds. This is a year-to-year contract.

Mr. Schames has an agreement with the Company providing for $60,000 per year, of which $23,500 per year is deferred until the Company is in a position to pay such funds. Additionally, he is to receive $12,000 in restricted common stock annually, and 150,000 common stock options quarterly. His year-to-year contract began June 2010.

Outstanding Equity Awards at December 31, 2010

The following table sets forth information concerning all stock option grants held by our named executive officers as of December 31, 2010.  All outstanding equity awards are options to purchase shares of common stock.

All Option Awards

Name and Position	Option Grant Date	Number Granted	Number Vested	Number Unvested	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock in Option Awards ($)	Option Expiration Date

Harry Schoell Chairman & CEO	6/30/2007 6/30/2007 6/30/2007 12/31/2010	250,000 125,000 125,000 100,000	250,000 125,000 125,000 0	0 0 0 100,000	0.25 0.35 0.45 0.12	0.25 0.25 0.25 0.12	6/30/2017 6/30/2017 6/30/2017 12/31/2015

Frankie Fruge Director & COO	6/30/2007 6/30/2007 6/30/2007	250,000 125,000 125,000	250,000 125,000 125,000	0 0 0	0.25 0.35 0.45	0.25 0.25 0.25	6/30/2017 6/30/2017 6/30/2017

Bruce Schames CFO	4/5/2010 6/30/2010 9/30/2010 12/31/2010 12/31/2010	100,000 150,000 150,000 150,000 75,000	0 0 0 0 0	100,000 150,000 150,000 150,000 100,000	0.15 0.10 0.09 0.12 0.12	0.14 0.10 0.09 0.12 0.12	4/5/2012 6/30/2020 9/30/2020 12/31/2020 12/31/2015

Christopher Nelson President & General Counsel	4/5/2010 12/31/2010	250,000 100,000	0 0	250,000 100,000	0.15 0.12	0.14 0.12	4/5/2012 12/31/2015

James Landon Director	4/5/2010 12/31/2010	50,000 100,000	0 0	50,000 100,000	0.15 0.12	0.14 0.12	4/5/2012 12/31/2015

Option Exercise and Stock Vesting

During 2010, none of the named executive officers exercised any options. No options were vested in 2010.

Compensation of the Board of Directors

The following table sets forth the compensation received by our non-employee director, for his service as a director, during the year ended December 31, 2010.

Name	Fees earned or paid in cash ($)	Option awards ($)	Stock Awards	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

James Landon	$ 12,000	0	$ 44,300	0	0	$ 56,300

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

RELATED PARTY TRANSACTIONS

Our Board of Directors (excluding any interested director) is charged with reviewing and approving all related-person transactions, and a special committee of our Board of Directors is established to negotiate the terms of such transactions. In considering related-person transactions, our Board of Directors takes into account all relevant available facts and circumstances.

We have an Operations Agreement with Schoell Marine, a company owed by Harry Schoell, to provide some turnkey operations, including office facility rental and equipment leasing, based upon cost and going market rates. This arrangement began being phased-out in 2008, however, at December 31, 2010, we owed to Schoell Marine $588,928, which is booked as debt. The debt is callable at the discretion of Mr. Schoell and is secured by a perfected security interest on our patent and patent applications for the heat-regenerative external combustion engine. We currently rent office space from Schoell Marine under this agreement at approximately $12.00/sf, which we believe to be at or below comparable market rates.

As of December 31, 2010, the Company also had on its books $970,614 of accrued and deferred officer’s salaries to Mr. Schoell and Ms. Fruge.  This deferred salary can be paid to the officers if and when funds are available.  These funds are accounted for as non-interest bearing notes due on demand. $102,656 was deferred for other officers.

Mr. Nelson owns a 5% equity stake in Cyclone-WHE LLC, our majority owned subsidiary, which was obtained by him in 2010 in exchange for services rendered with a fair market value of $30,000.

ITEM 8.  LEGAL PROCEEDINGS.

We are not engaged in any legal proceeding or threatened proceeding at this time, and have no knowledge of any actions or inactions taken by the company or its management that could reasonably lead to a legal proceeding.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

DIVIDENDS

We have not paid any dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings to finance the growth of our business. We cannot assure you that we will ever pay cash dividends. Whether we pay cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements and any other factors that the Board of Directors decides are relevant. See Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Our common stock is currently traded on the OTC Pink Marketplace (the “Pink Sheets”).  The following table represents the high and low bid information for our common stock for each quarterly period within the two most recent fiscal years and the subsequent interim period, as regularly quoted on the Pink Sheets. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

According to the records of our transfer agent, as of May 31, 2011, there were approximately 3,600 shareholders of record of our common stock and two shareholders of record of our Series B Preferred Stock.

	Bid Prices
	High	Low
2009
Q1	.53	.13
Q2	.27	.17
Q3	.20	.17
Q4	.18	.13
2010
Q1	.17	.13
Q2	.15	.08
Q3	.15	.08
Q4	.16	.09
2011
Q1	.48	.10
Q2-May 31.40		.20

The following table describes our equity compensation plans as of December 31, 2010:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans(excluding Securities referenced in column (a)) (c)

Equity compensation plans approved by our stockholders (1)	1,475,000	$.14	3,525,000

(1)  Equity compensation plans approved by our stockholders consist of our 2010 Stock Option Plan.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, from January 1, 2009 to March 31, 2011, we have issued the following securities in transactions not registered under the Securities Act of 1933, as amended (the “Securities Act”):

The Company sold an aggregate of 250,000 shares of its Series A Convertible Preferred Stock to 56 accredited investors at a price of $5.00 per share.  On May 12, 2011, a total of 750,000 shares of Series A Preferred Stock were converted into 95,100,000 shares of Company Common Stock in accordance with the terms and conditions of the Series Preferred Stock. The securities were offered pursuant to the accredited investors pursuant to an exemption under Section 4(2) of the Securities Act and Regulation D thereunder.

The Company issued an aggregate of 12,871,592 shares of its Common Stock to 71 accredited and/or sophisticated investors at a price equal to a 40% discount from the 5-day weighted average closing price of the company’s common stock on the OTC Markets.  The Shares were issued pursuant to an exemption under Section 4(2) of the Securities Act of 1933, and Regulation D thereunder.

The Company issued an aggregate of 3,650,865 shares of its Common Stock to 26 foreign investors at a price equal to a 20% discount from the 5-day weighted average closing price of the company’s common stock on the OTC Markets. The Company also paid between a 10% and 20% finder’s fee on the shares sold in this manner.   The Shares were issued pursuant to an exemption under Section 4(2) of the Securities Act of 1933, and Regulation S thereunder.

The Company issued an aggregate of 10,034,379 shares of its Common Stock to 47 individuals in connection with various services rendered.  The Shares were issued to the accredited and/or sophisticated investors pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933 and the transfer was restricted.

The Company issued an aggregate of 8,213,975 shares of its Common Stock to six accredited investors pursuant to the terms of three separate outstanding convertible notes. The securities are offered pursuant to an exemption under Section 4(2) of the Securities Act of 1933, amended.

The Company issued an aggregate of 19,953 shares of its Series A Convertible Preferred Stock to eight investors pursuant to the terms of eight separate accounts receivable obligations of the Company.  The securities are offered pursuant to an exemption under Section 4(2) of the Securities Act of 1933, amended.

The Company issued 1,012,588 shares of its Common Stock to one entity under the terms of a settlement agreement. The securities were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

The Company issued through June 15, 2011 an aggregate of 3,525,000 common stock options at an exercise prices between $.097 and $.325 per share to 21 accredited and/or sophisticated individuals, 1,600,000 of which are currently vested and the remainder of which vest between September 2, 2011 and March 31, 2012.  The options have termination dates between July 1, 2018 and September 30, 2021.

The Company issued warrants to purchase two percent (2%) of the fully diluted outstanding shares of the Company’s Common Stock to one entity at an exercise price of $.19 a share, which is expected to vest on September 1, 2011 and terminate two year later.  The Company also issued to one entity a warrant to purchase 775,000 common shares exercisable at $.15 a share, which is currently vested and terminates on August 23, 2012.  The warrants were issued pursuant to an exemption of Section 4(2) of the Securities Act of 1933.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

AUTHORIZED CAPITAL STOCK

This registration relates to our common stock, par value $.0001 per share.  We are authorized to issue 300,000,000 shares of common stock, with a par value of $.0001 per share (“Common Stock”) and 1,000,000 shares of Preferred Stock, with par value $.0001 (“Preferred Stock”) which can be designated into series by action of the Board of Directors. We have designated 1,000 shares of Preferred Stock as Series B Preferred. An additional 750,000 designated shares of Series A Convertible Preferred stock were converted to common stock as of May 12, 2011, and returned to the amount of authorized shares of Preferred Stock available to be issued in the future.

As of June 15, 2011, there are 216,371,789 shares of Common Stock and 1,000 shares of Series B Preferred Stock outstanding.  In addition, as of the date of the filing of this registration statement there are warrants to purchase 4,327,436 shares of common stock at exercise prices from $0.15 to $0.19 outstanding, and 3,525,000 options to purchase common stock at an exercise prices from $0.092 to $0.45 outstanding.

Common Stock

Dividends. Each share of common stock is entitled to receive an equal dividend, if one is declared, which is unlikely. We have never paid dividends on our common stock and do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance our growth. See Risk Factors.

Liquidation. If our company is liquidated, any assets that remain after the creditors are paid, and the owners of preferred stock receive any liquidation preferences, will be distributed to the owners of our common stock pro-rata.

Voting Rights. Each share of our common stock entitles the owner to one vote. There is no cumulative voting. A simple majority can elect all of the directors at a given meeting and the minority would not be able to elect any directors at that meeting. The voting rights of the common stock is affected by the Series B Preferred Stock voting rights, as described below.

Preemptive Rights. Owners of our common stock have no preemptive rights. We may sell shares of our common stock to third parties without first offering it to current stockholders.

Redemption Rights. We do not have the right to buy back shares of our common stock except in extraordinary transactions such as mergers and court approved bankruptcy reorganizations. Owners of our common stock do not ordinarily have the right to require us to buy their common stock. We do not have a sinking fund to provide assets for any buy back.

Conversion Rights. Shares of our common stock cannot be converted into any other kind of stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations.

Description of Preferred Stock

We are authorized to issue up to 1,000,000 shares of Preferred Stock.  Our Board of Director has the right, without stockholder approval, to issue such Preferred Stock with voting, dividend, conversion, liquidation or other rights which could adversely effect the voting power and equity interest of the Holders of the common stock, could be issued with the right to more than one (1) vote per share, and could be utilized in the method of discouraging, delaying or preventing a change in control.  Our Preferred Stock is currently designated into one series:  Series B Preferred Stock (“Series B Preferred”).

Series B Preferred Stock

The Series B Preferred shares are held by our executive management and founders – Mr. Schoell and Ms. Fruge. The Series B Preferred is a majority voting stock, whereby its holders collectively are able to cast votes equal to 51% of all shares of Common Stock issued and outstanding and able to vote in matters brought before our shareholders. The Series B Preferred, in essence, provides our two executive managers with control over the voting matters brought before our shareholders and could serve to delay, defer or prevent a change in control of the company.  In the instance of a liquidating event – winding-up, merger or acquisition of the company, the shares of Series B Preferred will convert to Common Stock on a one-for-one basis.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to Section 607.0850 of the Florida Statutes, the Company has the power to indemnify any person made a party to any lawsuit by reason of being a director or officer of the Company, or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Our Articles of Incorporation provide that our directors and officers shall be indemnified and the Company shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law either now or hereafter.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See “Item 15. Financial Statements and Exhibits” of this Registration Statement on Form 10.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements – See Page F-1

(b) Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation, dated June 14, 2007
3.2	Certificate of Domestication, dated June 14, 2007
3.3	Articles of Amendment to Articles of Incorporation, dated July 1, 2007
3.4	Articles of Amendment to Articles of Incorporation, dated July 27, 2007
3.5	Articles of Amendment to Articles of Incorporation, dated July 24, 2009
3.6	Articles of Amendment to Articles of Incorporation, dated March 30, 2010
3.7	Articles of Amendment to Articles of Incorporation, dated April 28, 2010
3.8	By-Laws of Cyclone Power Technologies, Inc.
10.1	Employment Agreement, dated June 30, 2007, between the Company and Frankie Fruge
10.2	Employment Agreement, dated June 30, 2007, between the Company and Harry Schoell
10.3	Common Stock Purchase Warrant, dated July 30, 2009, between the Company and Phoenix Power Group, LLC
10.4	Cyclone Power Technologies’ 2010 Stock Option Plan
21	Subsidiaries of the Company

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 1, 2011	Cyclone Power Technologies, Inc.

	By:	/s/ Harry Schoell
Harry Schoell, Chairman & CEO

CYCLONE POWER TECHNOLOGIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

QUARTERLY REPORT FOR PERIOD ENDED MARCH 31, 2011

Page #
1)	Consolidated Balance Sheets as of March 31, 2011(Unaudited) and December 31, 2010 (Audited)	F-2

2)	Consolidated Statement of Operations, Three Months Ended March 31, 2011 and 2010 (Unaudited)	F-3

3)	Consolidated Statement of Stockholders’ Deficit, Year Ended December 31, 2010 (Audited) and Three Months Ended March 31, 2011 (Unaudited)	F-4

4)	Consolidated Statement of Cash Flows, Three Months Ended March 31, 2011 and 2010 (Unaudited)	F-5

5)	Notes to the Consolidated Financial Statements	F-6 – F-14

ANNUAL REPORT FOR PERIODS ENDED DECEMBER 31, 2010 AND 2009

Page #
1)	Report of Independent Registered Public Accounting Firm	F-15

2)	Consolidated Balance Sheets	F-16

3)	Consolidated Statements of Operations	F-17

4)	Consolidated Statements of Stockholders’ Deficit	F-18

5)	Consolidated Statements of Cash Flows	F-19

6)	Notes to the Consolidated Financial Statements	F-20 – F-28

CYCLONE POWER TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2011 AND DECEMBER 31, 2010

	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$65,272	$6,557
Accounts receivable	-	4,200
Inventory	214,278	228,838
Other current assets	5,827	828
Total current assets	285,377	240,423

PROPERTY AND EQUIPMENT
Furniture, fixtures, and equipment	139,428	139,428
Less: Accumulated depreciation	(59,984)	(55,644)
Net property and equipment	79,444	83,784

OTHER ASSETS
Patents, trademarks and copyrights	489,137	486,466
Less: Accumulated amortization	(89,103)	(81,115)
Net patents, trademarks and copyrights	400,034	405,351
Other assets	1,156	1,156
Total other assets	401,190	406,507

Total Assets	$766,011	$730,714

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$296,892	$187,887
Accounts payable and accrued expenses-related parties	1,052,864	991,269
Notes and other loans payable	5,000	5,000
Notes and other loans payable-related parties	702,156	659,577
Capitalized lease obligations-current portion	3,512	6,565
Deferred revenue & license deposits	752,500	710,000
Warranty provision	2,324	2,324

Total Current Liabilities	2,815,248	2,562,622

NON CURRENT LIABILITIES
Capitalized lease obligations-net of current portion	2,451	2,451
Total non-current liabilities	2,451	2,451

Total Liabilities	2,817,699	2,565,073

STOCKHOLDERS' DEFICIT
Series A convertible preferred stock, $.0001 par value, 750,000 shares authorized, 750,000 and 705,453 shares issued and outstanding at March 31,2011 and December 31, 2010, respectively.	75	71

Series B preferred stock, $.0001 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	-	-

Common stock, $.0001 par value, 300,000,000 shares authorized, 116,751,548 and 114,020,135 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	11,675	11,402
Additional paid-in capital	8,687,422	8,115,405
Prepaid expenses from equity contribution	(27,500)	(27,500)
Preferred stock subscription receivable	(18,000)	(18,000)
Non controlling interest in consolidated subsidiary	132,250	134,875
Accumulated deficit	(10,837,610)	(10,050,612)

Total Stockholders' Deficit	(2,051,688)	(1,834,359)

Total Liabilities and Stockholders' Deficit	$766,011	$730,714

See the accompanying notes to consolidated financial statements

CYCLONE POWER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(UNAUDITED)

	Three Months Ended March 31,
	2011	2010

REVENUES	$-	$104,900

COST OF GOODS SOLD	175,867	51,797

Gross profit	(175,867)	53,103

OPERATING EXPENSES
Advertising and promotion	11,075	12,221
General and administrative	368,019	278,193
Research and development	224,403	144,423

Total operating expenses	603,497	434,837

Operating loss	(779,364)	(381,734)

OTHER EXPENSE
Interest expense	(10,259)	(12,167)

Total other expense	(10,259)	(12,167)

Loss before income taxes	(789,623)	(393,901)
Income taxes	-	-

Net loss	$(789,623)	$(393,901)

Net loss per common share, basic and diluted	$(0.01)	$(0.00)

Weighted average number of common shares outstanding	114,464,073	104,484,777

See the accompanying notes to consolidated financial statements

CYCLONE POWER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2010 (AUDITED) AND

THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)

							Additional Paid In Capital	Treasury Stock	Prepaid Expenses From Equity Contribution	Preferred Stock Subscription Receivable	Non Controlling Interest In Consol. Subsidiary	Accumulated (Deficit)	Total Stockholders (Deficit)
	Preferred Stock A		Preferred Stock B		Common Stock
	Shares	Value	Shares	Value	Shares	Value
Balance, December 31, 2009	540,000	$ 54	1,000	$ -	103,699,133	$ 10,369	$6,438,183	$ -	$ -	$ (18,000)		$ (7,884,328)	$ (1,453,722)

Issuance of restricted shares for outside services	2,000	-	-	-	4,077,280	409	364,967	-	-	-	-	-	365,376
Issuance of restricted shares and options for employee services	2,500	1			1,681,500	168	157,234	-	-	-	-	-	157,403
Sale of common stock	-	-	-	-	2,062,222	206	163,372	-	-	-	-	-	163,578
Sale of preferred stock	141,000	14					635,997	-	-	-	-	-	636,011
Warrants issued pursuant to preferred stock sale							84,589	-	-	-	-	-	84,589
Conversion of debt to common stock	-	-	-	-	2,500,000	250	171,300	-	-	-	-	-	171,550
Conversion of debt to preferred stock	19,953	2	-	-	-	-	99,763	-	-	-	-	-	99,765
Conversion of debt to equity in subsidiary	-	-	-	-	-	-	-	-	-	-	30,000	-	30,000
Sale of equity in subsidiary for cash	-	-	-	-	-	-	-	-	-	-	50,000	-	50,000
Sale of equity in subsidiary for services	-	-	-	-	-	-	-	-	(60,000)	-	60,000	-	0
Amortization of prepaid services for subsidiary equity	-	-	-	-	-	-	-	-	32,500	-	-	-	32,500
Allocation of loss of subsidiary to non controlling interest	-	-	-	-	-	-	-	-	-	-	(5,125)	5,125	0
Net loss year ended December 31, 2010	-	-	-	-	-	-	-	-	-	-	-	(2,171,409)	(2,171,409)

Balance, December 31, 2010	705,453	71	1,000	-	114,020,135	11,402	8,115,405	-	(27,500)	(18,000)	134,875	(10,050,612)	(1,834,359)

Issuance of restricted shares for outside services	-	-	-	-	779,500	78	78,064	-	-	-	-	-	78,142
Issuance of restricted shares and options for employee services	-	-	-	-	280,000	28	87,022	-	-	-	-	-	87,050
Sale of common stock	-	-	-	-	950,655	95	123,405	-	-	-	-	-	123,500
Sale of preferred stock	44,547	4	-	-	-	-	192,731	-	-	-	-	-	192,735
Issuance of restricted shares for contract penalty re-delayed shipment	-	-	-	-	521,258	52	75,815	-	-	-	-	-	75,867
Purchase of Treasury Stock	-	-	-	-	-	-	-	40,000	-	-	-	-	40,000
Sale of Treasury Stock	-	-	-	-	-	-	-	(40,000)	-	-	-	-	(40,000)
Amortization of prepaid services for subsidiary equity	-	-	-	-	-	-	-	-	15,000	-	-	-	15,000
Allocation of loss of subsidiary to non controlling interest	-	-	-	-	-	-	-	-	-	-	(2,625)	2,625	-
Issuance of restricted common shares for future services	-	-	-	-	200,000	20	14,980	-	(15,000)	-	-	-	-
Net loss three months ended March 31, 2011	-	-	-	-	-	-	-	-	-	-	-	(789,623)	(789,623)

Balance, March 31, 2011	750,000	$ 75	1,000	$ -	116,751,548	$ 11,675	$8,687,422	$ -	$ (27,500)	$ (18,000)	$ 132,250	$ (10,837,610)	$ (2,051,688)

See the accompanying notes to consolidated financial statements

CYCLONE POWER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(UNAUDITED)

	Three Months Ended March 31,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(789,623)	$(393,901)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	12,328	12,814
Issuance of restricted common and preferred stock and options for services	165,192	89,722
Issuance of restricted common stock for contract penalty	75,867	-
Amortization of prepaid expenses purchased with equity	15,000
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	4,200	(25,616)
Decrease (increase) in inventory	14,560	(74,179)
(Increase) decrease in other assets	(4,999)	5,340
Increase in deferred revenue and deposits	42,500	55,000
Increase in accounts payable and accrued expenses	109,005	52,101
Increase in accounts payable and accrued expenses-related parties	61,595	73,515
Net cash used by operating activities	(294,375)	(205,204)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments incurred for patents, trademarks and copyrights	(2,671)	(23,833)
Purchase of property and equipment	-	(4,966)
Net cash used by investing activities	(2,671)	(28,799)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of Series A Preferred treasury stock	40,000	-
Payment of capitalized leases	(3,053)	(2,693)
Proceeds from sale of common stock	123,500	115,211
Proceeds from sale of preferred stock	192,735	95,000
Proceeds from related party notes and loans payable	2,579	121,144
Net cash provided by financing activities	355,761	328,662

Net increase in cash and cash equivalents	58,715	94,659
Cash and cash equivalents, beginning of period	6,557	28,558

Cash and cash equivalents, end of period	$65,272	$123,217

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Payment of interest in cash	$397	$757
Payment of income taxes in cash	$-	$-
NON CASH INVESTING AND FINANCING ACTIVITIES:
Expenses paid with 869,200 shares of restricted common stock and 450,000 options	$-	$89,722
Purchase of 8,000 shares of Series A Preferred treasury stock via note payable	$40,000	$-

See the accompanying notes to consolidated financial statements

CYCLONE POWER TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2011

NOTE 1 – ORGANIZATIONAL AND SIGNIFICANT ACCOUNTING POLICIES

A.  ORGANIZATION AND OPERATIONS

Cyclone Power Technologies, Inc. (the “Company”) is the successor entity to the business of Cyclone Technologies LLLP (the “LLLP”), a limited liability limited partnership formed in Florida in June 2004.  The LLLP was the original developer and intellectual property holder of the Cyclone engine technology.

On July 2, 2007, the LLLP merged into Cyclone Power Technologies, Inc., a publicly-traded Florida corporation that had recently re-domiciled from California and changed its name from Coastal Technologies, Inc. (the “Pink Sheet Company”). Prior to the merger, the Pink Sheet Company was engaged in the business of medical software development, which the Company divested concurrently with the merger.

In the third quarter of 2010, the Company established a subsidiary, Cyclone-WHE LLC (the “Subsidiary”) to market the waste heat recovery systems for all Cyclone engine models. As of March 31, 2011, the Company had an 82.5% equity interest in the Subsidiary.

The Company is primarily a research and development engineering company whose main purpose is to develop, commercialize, market and license its Cyclone engine technology.

B.  ACCOUNTING STANDARDS CODIFICATION

The Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105-10 in June 2009, to be effective September 15, 2009. This establishes the ASC codification as the single source of authoritative nongovernmental Generally Accepted Accounting Principles (GAAP).  All existing accounting standards are superseded as described in FASB Accounting Standards Codification (SFAS) No. 168, aside from those issued by the SEC. All other accounting literature not included in the Codification is non-authoritative. Adoption of this Codification as of September 30, 2009, which is reflected in our disclosures and references to accounting standards, had no change to our financial position or results of operations.

C.   PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The unaudited consolidated financial statements include the accounts of Cyclone Power Technologies and its 82.5% owned Subsidiary. All material inter-company transactions and balances have been eliminated in the consolidated financial statements. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. As such, not all of the information and footnotes required by generally accepted accounting principles for complete financial statements have been presented.

The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results for the full fiscal year ending December 31, 2011.  These financial statements should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2010.

D.   SUBSEQUENT EVENTS

In May 2009, the FASB issued SFAS No. 165, (ASC 855) Subsequent Events (ACS 855) which offers assistance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ACS 855 does not result in material changes in the subsequent events that an entity reports. This guidance requires disclosure of the date through which events subsequent to the Balance Sheet date have been evaluated and whether such date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for interim and annual periods ending after June 15, 2009. Management evaluated events occurring between the Balance Sheet date of March 31, 2011, and when the financial statements were available to be issued.

E.   CASH

Cash includes cash on hand and cash in banks. The Company maintains cash balances at several financial institutions.

F.   ACCOUNTS RECEIVABLE

Accounts receivable consist of amounts due pursuant to research and development prototype charges. At March 31, 2011 and December 31, 2010, no allowance for doubtful accounts was deemed necessary.

G.   COMPUTATION OF LOSS PER SHARE

Net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.  Diluted net loss per share is not presented as the conversion of the preferred stock and exercise of outstanding stock options and warrants would have an anti-dilutive effect. As of March 31, 2011 total anti-dilutive shares amounted to approximately 100.4 million shares.

H.   INCOME TAXES

Income taxes are accounted for under the asset and liability method as stipulated by Accounting Standards Codification (“ASC”) 740 formerly Statement of Financial Accounting Standards (”SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when in management’s view it is more likely than not (50%) that such deferred tax will not be utilized.

Effective January 1, 2009, the Company adopted certain provisions under ASC Topic 740, Income Taxes, (“ASC 740”), which provide interpretative guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Effective with the Company’s adoption of these provisions, interest related to the unrecognized tax benefits is recognized in the financial statements as a component of income taxes. The Adoption of ASC 740 did not have an impact on the Company’s financial position and results of operations.

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would be recorded if the Company determined it is probable that a position would not be sustained upon examination or if payment would have to be made to a taxing authority and the amount is reasonably estimated. As of March 31, 2011, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. The Company’s tax returns are subject to examination by the federal and state tax authorities for the years ended 2007 through 2010.

I.   REVENUE RECOGNITION

The Company’s revenue recognition policies are in compliance with accounting Codification as ASC 605, and Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition. Sales revenue is recognized at the date of shipment of engines and systems, engine prototypes, engine designs or other deliverables to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as deferred revenue.  The Company does not allow its customers to return prototype products. It is the Company’s intention, when it has royalty revenue from its contracts, to record royalty revenue in the quarter received. The Company does not have any royalty revenue to date.

J.   INVENTORY

Inventory is recorded at the lower of standard cost or market. Standard costs for material, labor and allocated overhead, are reflective of the estimated costs to manufacture a completed engine after related developmental research and development expenses have been provided for.

K.   FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 Fair Value “Measurements and Disclosures” requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

L.   RESEARCH AND DEVELOPMENT

Research and development activities for product development are expensed as incurred.  Costs for the three months ended March 31, 2011 and 2010 were $224,403 and $144,423, respectively.

M.   STOCK BASED COMPENSATION

The Company applies the fair value method of ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards (“SFAS”) No. 123R “Accounting for Stock Based Compensation”, in accounting for its stock based compensation. This standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. As the Company does not have sufficient, reliable and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of restricted stock sold to unaffiliated third-parties in the U.S. for purposes of valuing stock based compensation.

N.   COMMON STOCK PURCHASE WARRANTS

The Company accounts for common stock purchase warrants at fair value in accordance with ASC 815-40 Derivatives and Hedging, formerly Emerging Issues Task Force Issue (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to and Practically Settled in a Company’s Own Stock”. The Black-Scholes option pricing valuation method is used to determine fair value of these warrants consistent with ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards (“SFAS”) No. 123 R “Accounting for Stock Based Compensation.” Use of this method requires that the Company make assumptions regarding stock volatility, dividend yields, expected term of the warrants and risk-free interest rates.

The Company accounts for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with ASC 505-50 Equity Based payments to Non-employees, formerly EITF No. 96-18, Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

O.   PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost.  Depreciation is computed on the straight-line method, based on the estimated useful lives of the assets as follows:

Computers and trade show equipment	3 years
Shop equipment	7 years
Furniture, fixtures, and leasehold improvements	10-15 years

Expenditures for maintenance and repairs are charged to operations as incurred.

P.   IMPAIRMENT OF LONG LIVED ASSETS

The Company continually evaluates the carrying value of intangible assets and other long lived assets to determine whether there are any impairment losses.  If indicators of impairment are present and future cash flows are not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified. To date, the Company has not recognized any impairment charges.

Q.   RECLASSIFICATIONS

Certain balances that have been presented previously have been reclassified to conform to the financial statement presentation adopted for this year.

R.   CURRENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standard Board (FASB) in October 2009 issued Account Standards Update (ASU) 2009-13 Revenue Recognition (Topic 605). This update provides guidance for revenue recognition consideration in multiple-deliverable contractual arrangements. The update requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. This update was effective after June 15, 2010, and early adoption was permitted. The Company has implemented this update effective for the years beginning January 1, 2010. The disclosure requirements for this update are:

a.

Multiple deliverable arrangements: the Company has contracts that provide for a working prototype or plans/schematics of the prototype engine (initial deliverable) and will record royalty fees after the customer constructs and puts the engine into operation or manufacturing, depending on the terms of the agreement.

b.

The initial deliverables are usually within a year of signing of the contract and upon the complete customer payment of the initial license/development fees.

c.

Revenue is based on the initial license/development fees charged for the deliverable, and then royalty income is recognized thereafter, through the life of the contract.

The implementation of this topic did not have any material effect on the financial statements and did not change any pattern and timing of revenue recognition.

In January 2010 FASB issued ASU “Equity” (Topic 505), accounting for distributions to shareholders with components of stock and cash.  This amendment affects entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders with a potential limitation in the total amount of cash that all shareholders can elect to receive in the aggregate. The Company does not believe that this Topic currently has an impact on these financial statements.

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, the Company incurred substantial net losses for the three months ended March 31, 2011 of $789,623. For the years ended December 31, 2010 and 2009 net losses were $2,171,409 and $2,525,101, respectively. The cumulative deficit since inception is approximately $10.8 million and the Company has a working capital deficit at March 31, 2011 of approximately $2.5 million. There is no guarantee whether the Company will be able to generate enough revenue and/or raise capital to support its operations. This raises substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on management’s plans, which includes implementation of its business model to generate revenue from development contracts, licenses and product sales, and continuing to raise funds through debt or equity raises. The Company will also likely continue to rely upon related-party debt or equity financing.

The financial statements do not include any adjustments that might result from the outcome of these uncertainties.  The Company is currently raising working capital to fund its operations via private placements of common stock, advance contract payments (deferred revenue) and advances from and deferred payments to related parties.

NOTE 3 – INVENTORY

Inventory at March 31, 2011 and December 31, 2010 consists of:

	March 31, 2011	December 31, 2010
Engine material and parts	$178,784	$183,893
Labor	30,326	38,556
Applied overhead	5,168	6,389
Total Inventory	$214,278	$228,838

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at March 31, 2011 and December 31, 2010 consists of the following:

	March 31, 2011	December 31, 2010
Display Equipment for Trade Shows	$9,648	$9,648
Leasehold Improvements and Furniture and Fixtures	46,332	46,332
Equipment and Computers	83,448	83,448
Total	139,428	139,428
Less: Accumulated Depreciation	59,984	55,644
Net Property and Equipment	$79,444	$83,784

Depreciation expense for the three months ended March 31, 2011 and 2010 was $4,340 and $5,723, respectively.

NOTE 5 – PATENTS AND TRADEMARKS AND COPYRIGHTS

The Cyclone Engine is currently protected under the following U.S. Patents:

Heat Regenerative Engine (US Patent No. 7,080,512 B2)

Heat Regenerative Engine (Continuation)(US Patent No. 7,856,822 B2)

Steam Generator in a Heat Regenerative Engine (US Patent No. 7,407,382)

Engine Reversing and Timing Control Mechanism (US Patent No. 7,784,280 B2)

Centrifugal Condenser (US Patent No. 7,798,204 B2)

Valve Controlled Throttle Mechanism (US Patent No. 7,730,873 B2)

Pre-Heater Coil in a Heat Regenerative Engine (US Patent No 7,856,823 B2)

Engine Shrouding with Air to Air Exchanger (Ser. No. 11/879,586)

Spider Bearing (Ser. No. 11/879,589)

Waste Heat Engine (Ser. No. 12/291,001)

The Company also has received patents for the main Cyclone engine in eight other countries plus the European Economic Union, which covers approximately 40 countries (which would require the Company perfecting the EEU patent in some or all of these countries), and patents pending in three more countries. The Company plans to continue to pursue patent protection in the U.S. and internationally for its intellectual property.

The Company has filed trademark applications in the U.S. for Cyclone Power Technologies, Cyclone Power, WHE, WHE Generation, and Generation WHE.

Patents, trademarks and copyrights consist of legal fees paid to file and perfect these claims. The net balances as of March 31, 2011 and December 31, 2010 was $400,034 and $405,351 respectively. For the three months ended March 31, 2011 and for the year ended December 31, 2010, $2,671 and $85,968 was capitalized, respectively. Patents, trademarks and copyrights are amortized over the life of the intellectual property which is 15 years.  Amortization for the three months ended March 31, 2011 and 2010 was $7,988 and $7,091, respectively. The Company wrote off abandoned patents $0 for the three months ended March 31, 2011 and $9,855 for the year ended December 31, 2010, respectively.

NOTE 6 – NOTES AND OTHER LOANS PAYABLE

A summary of non-related party notes and other loans payable as of March 31 2011 and December 31, 2010 follows:

	March 31, 2011	December 31, 2010

6% uncollateralized $5,000 demand note	$5,000	$5,000

Total current non related party notes and loans payable (accrued interest is included in accrued liabilities)	$5,000	$5,000

A summary of related party notes and other loans payable as of March 31, 2011 and December 31, 2010 follows:

	March 31, 2011	December 31, 2010

6% demand loan owned by controlling shareholder, uncollateralized (A)	$40,000	$-

6% demand loans per Operations Agreement with Schoell Marine Inc., a company owned by Cyclone’s CEO and controlling shareholder, collateralized by lien on Cyclone’s patent for heat regenerative engine (B)	440,726	444,209

6% non-collateralized loan from officer and shareholder, payable on demand. The original principle balance was $137,101.	82,464	86,264

Accrued Interest	138,966	129,104

Total current related party notes, inclusive of accrued interest	$702,156	$659,577

(A)

This note was issued to purchase 8,000 shares of the Company’s Series A Preferred Stock.

(B)

This note arose from services and salaries incurred by Schoell Marine on behalf of the Company.  Schoell Marine also owns the building that is leased to the Company.  The Schoell Marine note bears an interest rate of 6% and repayments occur as cash flow of the Company permits. The note is secured by a UCC-1 filing on the Company’s patents and patent applications. During the three months ended March 31, 2011, $3,483 was paid on the note balance.

NOTE 7 – RELATED PARTY TRANSACTIONS

A.   LEASE ON FACILITIES

The Company leases a 6,000 square foot warehouse and office facility located at 601 NE 26th Court in Pompano Beach, Florida. The lease, which is part of the Company’s Operations Agreement with Schoell Marine, provides for the Company to pay rent equal to the monthly mortgage payment on the building plus property taxes, rent, utilities and sales tax due on rent. Occupancy costs for the three months ended March 31, 2011 and 2010 were $15,741 and $15,741, respectively. The Operations Agreement runs year-to-year, however, the lease portion of this agreement is month-to-month, but can only be cancelled on 180 days notice by Schoell Marine.

B.   DEFERRED COMPENSATION

Included in related party payables as of March 31, 2011 and December 31, 2010 is $1,052,864 and $970,614, respectively, of accrued and deferred officers’ salaries compensation which can be paid if funds are available. These are non-interest bearing and due on demand.

C.   PURCHASE OF SERIES A PREFERRED TREASURY STOCK

On March 7, 2011 the Company purchased from the controlling shareholder 8,000 shares of Series A Preferred for a $40,000 demand 6% unsecured promissory note.

NOTE 8 – PREFERRED STOCK

The Series A Convertible Preferred stock (the “Series A Preferred”) as a group is currently convertible into a number of common shares that equal sixty percent (60%) of the total issued and outstanding common shares of the Company, less 33 million common shares. The Series A Preferred stock holders were initially the original equity holders of LLLP, but in 2010, the Company issued additional shares of Series A Preferred stock to accredited investors in a private placement.  These newly issued shares have a two-year holding period from the date of issuance. The conversion of the Series A Preferred shares will have the effect of diluting all other common stock shareholders, however, the issuance of the new Series A Preferred shares did not increase this dilution to the common stock holders. As of March 31, 2011, the Series A Preferred shares were convertible into approximately 92.7 million shares of common stock. On May 12, 2011 the holders of a majority of the shares of Series A Preferred stock executed a resolution to convert all of the Series A Preferred Shares into approximately 95.1 million shares of common stock, and to retire all Series A Preferred shares, effective as of May 15, 2011.

The Series B Preferred Stock is majority voting stock and is held by senior management. Ownership of the Series B Preferred Stock shares assures the holders thereof a 51% voting control over the common stock of the Company. The Series B Preferred Stock shares are convertible on a one-for-one basis with the common stock in the instance the Company is merged or sold.

NOTE 9 – STOCK TRANSACTIONS

The Company relies on capital raised through private placements of common and preferred stock, and loans primarily from related parties, to assist in the funding of operations.

During the three months ended March 31, 2011, the Company issued 1,059,500 shares of restricted common stock valued at $97,342 for employee services, of which $90,942 was charged to general and administrative services, and $6,400 was for research and development related services and activities. Additionally, the Company amortized (based on vesting) $60,850 of common stock options, previously issued.

During the three months ended March 31, 2011, the Company sold 950,655 shares of restricted common stock for $123,500, and 44,547 shares of Series A Preferred stock for $192,735. Additionally, the Company sold 8,000 shares of Series A Preferred treasury stock for $40,000.

The Company issued 521,258 shares of restricted common stock, valued at $75,827, in the three months ended March 31, 2011, as satisfaction of a contract penalty agreement.

During the year ended December 31, 2010, the Company issued 2,500 shares of Series A Preferred shares, 1,681,500 shares of restricted common stock, and options convertible into 2,040,000 shares of common stock, cumulatively valued at $157,403 for employee services, of which $139,683 was charged to general and administrative services, and $17,720 was for research and development related services and activities. Additionally, the Company issued 2,000 shares of Series A Preferred shares and 4,077,280 shares of restricted common stock valued at $365,376 for outside services.

During the year ended December 31, 2010, the Company converted $171,550 of debt into 2,500,000 shares of common stock and $99,765 of debt into 19,953 shares of Series A Preferred stock.

During the year ended December 31, 2010, the Company sold 2,062,222 shares of restricted common stock for $163,578, and 141,000 shares of Series A Preferred stock for $720,586.

NOTE 10 – STOCK OPTIONS AND WARRANTS

A.   COMMON STOCK OPTIONS

For the three months ended March 31, 2011, the Company issued options, valued at $46,488, exercisable into 150,000 shares of common stock to an employee, with an exercise price per share of $.33 per share and a maturity life of 10 years. For services provided by employees in the first quarter of 2011, the Company issued effective April 15, 2011, 335,000 common stock options at an exercise price of $.22 per share with a 1 year vesting and a 5 year exercise term. These options were value at $70,407. For the quarter ended March 31, 2011, the income statement charge for the amortization of stock options was $60,850 and the unamortized balance was $234,459.

For the year ended December 31, 2010, the Company issued 2,040,000 options exercisable into 2,040,000 shares of common stock to employees and staff, with an average exercise price per share of $.122, and an average maturity life of 5.8 years. The income statement charge for the year ended December 31, 2010 was $64,988 and the unamortized balance was $178,414.

A summary of the common stock options for the period from December 31, 2009 through March 31, 2011 follows:

Common Stock Options	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)

Balance, December 31, 2009	1,000,000	$0.325	6.5
Options issued	2,040,000	0.122	5.4
Options exercised	-	-	-
Options cancelled	-	-	-

Balance, December 31, 2010	3,040,000	0.188	5.0
Options issued	150,000.330		10.0
Options exercised	-	-	-
Options cancelled	-	-	-

Balance, March 31, 2011	3,190,000	$.195	5.7

The fair value of stock options and purchase warrants granted using the Black-Scholes option pricing model was calculated using the following assumptions:

	Three Months Ended	Year Ended
	March 31, 2011	Dec. 31, 2010
Risk Free Interest Rate	1.20%	.6% - 1.18%
Expected Volatility	730%	458% - 628%
Expected term in years	10	2-3
Expected dividend yield	0%	0%
Average value per options and warrants	$.31	$.09 - $.14

Expected volatility is based on historical volatility of the Company and other comparable companies. Short Term U.S. Treasury rates were utilized. The expected term of the options and warrants was calculated using the alternative simplified method newly codified as ASC 718, formerly Staff Accounting Bulletin (“SAB”) 107, which defined the expected life as the average of the contractual term of the options and warrants and the weighted average vesting period for all trenches.

B.   COMMON STOCK WARRANTS

Outstanding-

In August 2010, the Company issued 770,500 warrants at a $.15 exercise price, with a 2 year term, pursuant to the sale of Series A Preferred stock to an unaffiliated third party.

A summary of outstanding warrant activity for the three months ended March 31, 2011 follows:

Common Stock Warrants	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)

Balance, December 31, 2010	770,500	$0.150	1.67
Warrants issued	-	-	-
Warrants exercised	-	-	-
Warrants cancelled	-	-	-

Balance, March 31, 2011	770,500	$.150	1.33

Commitments-

As part of the Company’s license agreement with Phoenix Power Group (“Phoenix”), in 2009 the Company agreed to issue to Phoenix common stock purchase warrants at a price of $.19 per share, equal to two (2%) percent of the total issued, outstanding, convertible and dilutive common stock of the Company at the time of exercise. The number of warrants to be issued is contingent upon the number of shares outstanding at the date the warrants are issued. As of March 31, 2011, 2% of the outstanding, convertible and dilutive common stock of the company was approximately 4.3 million shares. The warrants vest upon the delivery of the first two prototype Cyclone Mark V Engines to Phoenix and payment by Phoenix of the full $400,000 license. These warrants terminate 24 months thereafter. Delivery of the prototypes is estimated in the second half of 2011. The warrants are valued at approximately $873,000 (by the Black Scholes valuation method) and are to be amortized in conjunction with revenue and royalty recognition from this contract, anticipated to commence in 2011.

NOTE 11 – INCOME TAXES

A reconciliation of the differences between the effective income tax rates and the statutory federal tax rates for the three months ended March 31, 2011 and 2010 are as follows:

	3 months ended March 31, 2011		Amount	3 months ended March 31, 2010	Amount
Tax benefit at U.S. statutory rate	34%		$268,472	34%	$133,926
State taxes, net of federal benefit	4		31,585	4	15,756
Change in valuation allowance	(38)		(300,057)	(38)	(149,682)
	- %	$	-.	- %	$-

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities for three months ended March 31, 2011 and for the year ended December 31, 2010 consisted of the following:

Deferred Tax Assets	March 31, 2011	December 31, 2010
Net Operating Loss Carryforward	$3,067,337	$2,860,156
Deferred Tax Liabilities – Accrued Salaries	(31,255)	(92,876)
Net Deferred Tax Assets	3,036,082	2,767,280
Valuation Allowance	(3,036,082)	(2,767,280)
Total Net Deferred Tax Assets	$-	$-

As of December 31, 2010, the Company had a net operating loss carry forward for income tax reporting purposes of approximately $7 million that may be offset against future taxable income through 2029. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax asset has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

NOTE 12 – CAPITALIZED LEASE OBLIGATIONS

In June 2009, the Company acquired $27,401 of property and equipment via capitalized lease obligations at an average interest rate of 18.4%. Lease principle payments made in the three months ended March 31, 2011 was $3,450. The balance of leases payable at March 31, 2011 was $5,963. Future lease payments are:

2011	$3,872
2012	927
2013	975
2014	189
$5,963

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company has employment agreements with Harry Schoell, CEO, at $150,000 per year, and Frankie Fruge, COO, at $120,000 per year (the “Executives”), that provide for a term of three (3) years from their Effective Date (July 2, 2007), with automatically renewing successive one year periods starting on the end of the second anniversary of the Effective Date. If either Executive is terminated “without cause” or pursuant to a “change in control” of the Company, as both defined in the respective agreements, the Executive shall be entitled to (i) any unpaid Base Salary accrued through the effective date of termination, (ii) the Executive’s Base Salary at the rate prevailing at such termination through 12 months from the date of termination or the end of his Term then in effect, whichever is longer, and (iii) any Performance Bonus that would otherwise be payable to the Executive were he not terminated, during the 12 months following his or her termination.

As of March 31, 2011, the Company was named as defendant in a lawsuit involving an alleged breach of contract, which was settled in April 2011 for a non-material amount and dismissal of the suit with prejudice.

NOTE 14 – CONSOLIDATED SUBSIDIARY

Commencing in the second quarter of 2010, the Company has started operations in the Subsidiary (Cyclone-WHE LLC) to license and market waste heat recovery systems for all engine models. A 5% equity participation was sold to a minority investor for $30,000, via the conversion of a Cyclone note payable. Another 5% was purchased directly from the Subsidiary by a minority investor for services valued at $30,000 consisting of assistance in marketing, management and financing for projects to be carried out by the Subsidiary. These services are being amortized over a 12 month period. This investor also received and exercised a 2.5% equity purchase warrant in the Subsidiary for $50,000.

Effective July 1, 2010, a 5% equity contribution was provided to the new Managing Director of the Subsidiary in consideration of $30,000 of future professional services (which are being amortized over a 12 month period). Additionally, options were given for the acquisition of an additional 5% equity in the subsidiary at a total price of $100,000, vesting half in 12 months and half in 24 months, exercisable for 5 years.

NOTE 15 – PENALTY FOR DELAYED DELIVERY OF PRODUCT

In 2009, the Company signed a contract for the delivery of two Mark V engines that had a performance penalty of $25,000 per month for late delivery, paid with restricted Company common stock. Other terms of the contract reflected development fees paid by the customer, and royalties to be paid to the Company based on units subsequently manufactured and sold by the customer.  The original delivery date was revised to January 1, 2011, and now the updated and enhanced Mark V engines are anticipated to be shipped in the third quarter of 2011. In the quarter ended March 31, 2011, the Company charged $175,867 to cost of goods sold for this penalty. This is reflective of 521,258 shares of restricted common stock issued in the first quarter and valued at $75,867, and $100,000 of accrued expenses for subsequent delayed engine delivery.

NOTE 16 – SUBSEQUENT EVENTS – CONVERSION OF SERIES A PREFERRED SHARES

On May 12, 2011, the holders of a majority of the shares of Series A Preferred stock executed a resolution to convert all the Series A Preferred shares into approximately 95.1 million shares of common stock, and to retire all Series A Preferred shares, effective as of May 15, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Cyclone Power Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Cyclone Power Technologies, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. Cyclone Power Technologies, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyclone Power Technologies, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company’s dependence on outside financing, lack of sufficient working capital, and recurring losses raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mallah Furman
Fort Lauderdale, FL
April 19, 2011

CYCLONE POWER TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

CURRENT ASSETS
Cash	$6,557	$28,558
Accounts receivable	4,200	-
Inventory	228,838	140,841
Other current assets	828	6,628
Total current assets	240,423	176,027

PROPERTY AND EQUIPMENT
Furniture, fixtures, and equipment	139,428	108,244
Less: Accumulated depreciation	(55,644)	(30,114)
Net property and equipment	83,784	78,130

OTHER ASSETS
Patents, trademarks and copyrights	486,466	405,220
Less: Accumulated amortization	(81,115)	(51,092)
Net patents, trademarks and copyrights	405,351	354,128
Other assets	1,156	8,146
Total other assets	406,507	362,274

Total Assets	$730,714	$616,431

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$187,887	$133,271
Accounts payable and accrued expenses-related parties	991,269	677,438
Notes and other loans payable	5,000	20,950
Notes and other loans payable-related parties	659,577	627,900
Capitalized lease obligations-current portion	6,565	10,798
Deferred revenue and license deposits	710,000	587,475
Accrued contract loss provision	-	5,036
Warranty provision	2,324	-

Total current liabilities	2,562,622	2,062,868

NON CURRENT LIABILITIES
Capitalized lease obligations-net of current portion	2,451	7,285
Total non-current liabilities	2,451	7,285

Total Liabilities	2,565,073	2,070,153

STOCKHOLDERS' DEFICIT
Series A convertible preferred stock, $.0001 par value, 750,000 shares authorized,705,453 and 540,000 shares issued and outstanding at December 31, 2010 and 2009, respectively	71	54

Series B preferred stock, $.0001 par value, 1,000 shares authorized,1,000 shares issued and outstanding	-	-

Common stock, $.0001 par value, 300,000,000 shares authorized,114,020,135 and 103,699,133 shares issued and outstanding at December 31, 2010 and 2009, respectively	11,402	10,369
Additional paid-in capital	8,115,405	6,438,183
Prepaid services for subsidiary equity	(27,500)	-
Preferred stock subscription receivable	(18,000)	(18,000)
Accumulated deficit	(10,050,612)	(7,884,328)
Total stockholders' deficit	(1,969,234)	(1,453,722)
Non controlling interest in consolidated subsidiary	134,875	-

Total Stockholders' Deficit	(1,834,359)	(1,453,722)

Total Liabilities and Stockholders' Deficit	$730,714	$616,431

See the accompanying notes to consolidated financial statements

CYCLONE POWER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

REVENUES	$261,525	$63,938

COST OF GOODS SOLD	110,393	35,935

Gross Profit	151,132	28,003

OPERATING EXPENSES
Advertising and promotion	51,838	66,694
General and administrative	1,241,379	1,332,757
Research and development	830,611	1,115,795

Total operating expenses	2,123,828	2,515,246

Operating loss	(1,972,696)	(2,487,243)

OTHER INCOME (EXPENSE)
Other income (expense)	(159,050)	10,387
Interest (expense)	(39,663)	(48,245)

Total other expense	(198,713)	(37,858)

Loss before income taxes	(2,171,409)	(2,525,101)
Income taxes	-	-

Net loss	$(2,171,409)	$(2,525,101)

Net loss per common share, basic	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	107,100,629	95,553,636

See the accompanying notes to consolidated financial statements

CYCLONE POWER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR YEARS ENDED DECEMBER 31, 2010 AND 2009

							Additional Paid In Capital	Prepaid Services for Subsidiary Equity	Preferred Stock Subscription Receivable	Non Controlling Interest In Consol. Subsidiary	Accumulated (Deficit)	Total Stockholders (Deficit)
	Preferred Stock A		Preferred Stock B		Common Stock
	Shares	Value	Shares	Value	Shares	Value
Balance, December 31, 2008	500,000	$ 50	1,000	$ -	83,016,048	$ 8,302	$4,468,122	$ -	$ -		$(5,359,227)	$(882,753)

Issuance of restricted shares for services	-	-	-	-	7,422,900	742	892,943	-	-	-	-	893,685
Sale of common stock	-	-	-	-	8,247,597	824	1,006,427	-	-	-	-	1,007,251
Conversion of debt to common stock	-	-	-	-	4,000,000	400	19,600	-	-	-	-	20,000
Conversion of debt to preferred stock	25,000	3	-	-	-	0	29,997	-	-	-	-	30,000
Issuance of preferred stock A for notes receivables	15,000	1	-	-	-	0	21,195	-	(18,000)	-	-	3,196
Issuance of common stock pursuant to reverse merger	-	-	-	-	1,012,588	101	(101)	-	-	-	-	0
Net loss year ended December 31, 2009	-	-	-	-	-	-	-	-	-	-	(2,525,101)	(2,525,101)

Balance, December 31, 2009	540,000	54	1,000	-	103,699,133	10,369	6,438,183	-	(18,000)	-	(7,884,328)	(1,453,722)

Issuance of restricted shares for outside services	2,000	-	-	-	4,077,280	409	364,967	-	-	-	-	365,376
Issuance of restricted shares and options for employee services	2,500	1	-	-	1,681,500	168	157,234	-	-	-	-	157,403
Sale of common stock	-	-	-	-	2,062,222	206	163,372	-	-	-	-	163,578
Sale of preferred stock	141,000	14	-	-	-	-	635,997	-	-	-	-	636,011
Warrants issued pursuant to preferred stock sale							84,589	-	-	-	-	84,589
Conversion of debt to common stock	-	-	-	-	2,500,000	250	171,300	-	-	-	-	171,550
Conversion of debt to preferred stock	19,953	2	-	-	-	-	99,763	-	-	-	-	99,765
Conversion of debt to equity in subsidiary	-	-	-	-	-	-	-	-	-	30,000	-	30,000
Sale of equity in subsidiary for cash	-	-	-	-	-	-	-	-	-	50,000	-	50,000
Issuance of equity in subsidiary for services	-	-	-	-	-	-	-	(60,000)	-	60,000	-	0
Amortization of prepaid services for subsidiary equity	-	-	-	-	-	-	-	32,500	-	-	-	32,500
Allocation of loss of subsidiary to non controlling interest	-	-	-	-	-	-	-	-	-	(5,125)	5,125	0
Net loss year ended December 31, 2010	-	-	-	-	-	-	-	-	-	-	(2,171,409)	(2,171,409)

Balance, December 31, 2010	705,453	$ 71	1,000	$ -	114,020,135	$ 11,402	$8,115,405	$ (27,500)	$ (18,000)	$ 134,875	$(10,050,612)	$(1,834,359)

See the accompanying notes to consolidated financial statements

CYCLONE POWER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,171,409)	$(2,525,101)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	55,587	49,649
Issuance of restricted common and preferred stock and options for services	522,779	893,685
Write-off of abandoned patent	9,855	24,715
Amortization of prepaid expenses purchased with equity	32,500	-
Forgiveness of debt income	(2,685)	10,387
Loss on conversion of debt to stock	159,050	-
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(4,200)	37,245
(Increase) in inventory	(87,997)	(122,712)
(Increase) Decrease in other assets	12,790	(13,004)
Increase in deferred revenue and deposits	122,525	575,964
(Decrease) in provision for contract loss	(5,036)	-
Increase in accounts payable and accrued expenses	57,449	5,687
Increase in accounts payable and accrued expenses-related parties	339,831	304,008
Increase in warranty provision	2,324	-
Net cash used by operating activities	(956,637)	(759,477)

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures incurred for patents, trademarks and copyrights	(85,968)	(125,035)
Expenditures for furniture and equipment	(31,184)	(35,318)
Net cash used by investing activities	(117,152)	(160,353)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in loans-net	5,000	(75,060)
Sale of equity in subsidiary for cash	50,000	-
Payment of capitalized leases	(9,067)	(6,962)
Proceeds from sale of common stock	163,578	1,007,251
Proceeds from sale of preferred stock	720,600	3,196
Increase in related party notes and loans payable	121,677	18,597
Net cash provided by financing activities	1,051,788	947,022

Net (decrease) increase in cash	(22,001)	27,192
Cash at beginning of year	28,558	1,366

Cash at end of year	$6,557	$28,558

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Payment of interest in cash	$2,955	$1,193
Payment of income taxes in cash	$-	$-
NON CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of debt to common and preferred stock	$289,610	$50,000
Issuance of preferred stock for notes receivable	$-	$18,000
Equipment acquired via capital lease	$-	$27,401
Conversion of debt to equity in subsidiary	$30,000	$-
Issuance of common stock pursuant to reverse merger adjustment	$-	$101

See the accompanying notes to consolidated financial statements

 CYCLONE POWER TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1 – ORGANIZATIONAL AND SIGNIFICANT ACCOUNTING POLICIES

A.   ORGANIZATION AND OPERATIONS

Cyclone Power Technologies, Inc. (the “Company”) is the successor entity to the business of Cyclone Technologies LLLP (the “LLLP”), a limited liability limited partnership formed in Florida in June 2004.  The LLLP was the original developer and intellectual property holder of the Cyclone engine technology.

On July 2, 2007, the LLLP merged into Cyclone Power Technologies, Inc., a publicly-traded Florida corporation that had recently re-domiciled from California and changed its name from Coastal Technologies, Inc. (the “Pink Sheet Company”). Prior to the merger, the Pink Sheet Company was engaged in the business of medical software development, which the Company divested concurrently with the merger.

In the third quarter of 2010, the Company signed a license agreement with its subsidiary, Cyclone-WHE LLC (the “Subsidiary”) to allow the subsidiary to begin marketing waste heat recovery systems for all Cyclone engine models. As of December 31, 2010, the Company had an 82.5% equity interest in the Subsidiary.

The Company is primarily a research and development engineering company whose main purpose is to develop, commercialize, market and license its Cyclone engine technology.

B.   ACCOUNTING STANDARDS CODIFICATION

The Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105-10 in June 2009, to be effective September 15, 2009. This establishes the ASC codification as the single source of authoritative nongovernmental Generally Accepted Accounting Principles (GAAP).  All existing accounting standards are superseded as described in FASB Accounting Standards Codification (SFAS) No. 168, aside from those issued by the SEC. All other accounting literature not included in the Codification is non-authoritative. Adoption of this Codification as of September 30, 2009, which is reflected in our disclosures and references to accounting standards, had no change to our financial position or results of operations.

C.   PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Cyclone Power Technologies and its 82.5% owned Subsidiary. All material inter-company transactions and balances have been eliminated in the consolidated financial statements. The accompanying  consolidated financial statements have been prepared in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

D.   SUBSEQUENT EVENTS

In May 2009, the FASB issued SFAS No. 165, (ASC 855) Subsequent Events (ACS 855) which offers assistance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ACS 855 does not result in material changes in the subsequent events that an entity reports. This guidance requires disclosure of the date through which events subsequent to the Balance Sheet date have been evaluated and whether such date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for interim and annual periods ending after June 15, 2009. Management evaluated events occurring between the end of the Company’s fiscal year, December 31, 2010, and when the financial statements were available to be issued.

E.   CASH

Cash includes cash on hand and cash in banks. The Company maintains cash balances at several financial institutions.

F.   ACCOUNTS RECEIVABLE

Accounts receivable consist of amounts due pursuant to research and development prototype charges. At December 31, 2010 and 2009, no allowance for doubtful accounts was deemed necessary.

G.   COMPUTATION OF LOSS PER SHARE

Net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.  Diluted net loss per share is not presented as the conversion of the preferred stock and exercise of outstanding stock options and warrants would have an anti-dilutive effect. As of December 31, 2010, total anti-dilutive shares amounted to approximately 214,435,000 shares.

H.   INCOME TAXES

Income taxes are accounted for under the asset and liability method as stipulated by Accounting Standards Codification (“ASC”) 740 formerly Statement of Financial Accounting Standards (”SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when in management’s view it is more likely than not (50%) that such deferred tax will not be utilized.

Effective January 1, 2009, the Company adopted certain provisions under ASC Topic 740, Income Taxes, (“ASC 740”), which provide interpretative guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Effective with the Company’s adoption of these provisions, interest related to the unrecognized tax benefits is recognized in the financial statements as a component of income taxes. The Adoption of ASC 740 did not have an impact on the Company’s financial position and results of operations.

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would be recorded if the Company determined it is probable that a position would not be sustained upon examination or if payment would have to be made to a taxing authority and the amount is reasonably estimated. As of December 31, 2010, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. The Company’s tax returns are subject to examination by the federal and state tax authorities for the years ended 2007 through 2009.

I.   REVENUE RECOGNITION

The Company’s revenue recognition policies are in compliance with accounting Codification as ASC 605, and Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition. Sales revenue is recognized at the date of shipment of prototypes, engine designs or other deliverables to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as deferred revenue.  The Company does not allow its customers to return prototype products. It is the Company’s intention, when it has royalty revenue from its contracts, to record royalty revenue in the quarter received. The Company does not have any royalty revenue to date.

J.   INVENTORY

Inventory is recorded at the lower of standard cost or market. Standard costs for material, labor and allocated overhead, are reflective of the estimated costs to manufacture a completed engine after related developmental research and development expenses have been provided for.

K.   FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 Fair Value “Measurements and Disclosures” requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

L.   RESEARCH AND DEVELOPMENT

Research and development activities for product development are expensed as incurred.  Costs for the years ended December 31, 2010 and 2009 were $830,611 and $1,115,795, respectively.

M.   STOCK BASED COMPENSATION

The Company applies the fair valve method of ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards (“SFAS”) No. 123R “Accounting for Stock Based Compensation”, in accounting for its stock based compensation. This standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. As the Company does not have sufficient, reliable and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of restricted stock sold to unaffiliated third-parties in the U.S. for purposes of valuing stock based compensation.

N.   COMMON STOCK PURCHASE WARRANTS

The Company accounts for common stock purchase warrants at fair value in accordance with ASC 815-40 Derivatives and Hedging, formerly Emerging Issues Task Force Issue (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to and Practically Settled in a Company’s Own Stock”. The Black-Scholes option pricing valuation method is used to determine fair value of these warrants consistent with ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards (“SFAS”) No. 123 R “Accounting for Stock Based Compensation.” Use of this method requires that the Company make assumptions regarding stock volatility, dividend yields, expected term of the warrants and risk-free interest rates.

The Company accounts for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with ASC 505-50 Equity Based payments to Non-employees, formerly EITF No. 96-18, Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

O.   PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost.  Depreciation is computed on the straight-line method, based on the estimated useful lives of the assets as follows:

Computers and trade show equipment	3 years
Shop equipment	7 years
Furniture, fixtures, and leasehold improvements	10-15 years

Expenditures for maintenance and repairs are charged to operations as incurred.

P.   IMPAIRMENT OF LONG LIVED ASSETS

The Company continually evaluates the carrying value of intangible assets and other long lived assets to determine whether there are any impairment losses.  If indicators of impairment are present and future cash flows are not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified. To date, the Company has not recognized any impairment charges.

Q.   RECLASSIFICATIONS

Certain balances from the prior year have been reclassified to conform to the financial statement presentation adopted for this year.

R.   CURRENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standard Board (FASB) in October 2009 issued Account Standards Update (ASU) 2009-13 Revenue Recognition (Topic 605). This update provides guidance for revenue recognition consideration in multiple-deliverable contractual arrangements. The update requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. This update was effective after June 15, 2010, and early adoption was permitted. The Company has implemented this update effective for the years beginning January 1, 2010. The disclosure requirements for this update are:

d.

Multiple deliverable arrangements: the Company has contracts that provide for a working prototype or plans/schematics of the prototype engine (initial deliverable) and will record royalty fees after the customer constructs and puts the engine into operation or manufacturing, depending on the terms of the agreement.

e.

The initial deliverables are usually within a year of signing of the contract and upon the complete customer payment of the initial license/development fees.

f.

Revenue is based on the initial license/development fees charged for the deliverable, and then royalty income is recognized thereafter, through the life of the contract.

The implementation of this topic did not have any material effect on the financial statements and did not change any pattern and timing of revenue recognition.

In January 2010 FASB issued ASU “Equity” (Topic 505), accounting for distributions to shareholders with components of stock and cash.  This amendment affects entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders with a potential limitation in the total amount of cash that all shareholders can elect to receive in the aggregate. The Company does not believe that this Topic currently has an impact on these financial statements.

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, the Company incurred substantial net losses for the years ended December 31, 2010 and 2009 of $2,171,409 and $2,525,101, respectively.  Cumulative deficit since inception are approximately $10,000,000.  The Company has a working capital deficit at December 31, 2010 of $2,322,199. There is no guarantee whether the Company will be able to generate enough revenue and/or raise capital to support its operations. This raises substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on management’s plans, which includes implementation of its business model to generate revenue from development contracts, licenses and product sales, and continuing to raise funds through debt or equity raises. The Company will also likely continue to rely upon related-party debt or equity financing.

The financial statements do not include any adjustments that might result from the outcome of these uncertainties.  The Company is currently raising working capital to fund its operations via private placements of common stock and advances from and deferred payments to related parties.

NOTE 3 - INVENTORY

Inventory at December 31, 2010 and 2009 consists of:

	2010	2009
Engine material and parts	$183,893	$109,268
Labor	38,556	18,673
Applied overhead	6,389	12,900
Total Inventory	$228,838	$140,841

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 and 2009 consists of the following:

	2010	2009
Display Equipment for Trade Shows	$9,648	$9,648
Leasehold Improvements and Furniture and Fixtures	46,332	39,953
Equipment and Computers	83,448	58,643
Total	139,428	108,244
Less: Accumulated Depreciation	55,644	30,114
Net Property and Equipment	$83,784	$78,130

Depreciation and amortization expense for the years ended December 31, 2010 and 2009 was $25,530 and $14,704, respectively.

NOTE 5 – PATENTS AND TRADEMARKS AND COPYRIGHTS

The Cyclone Engine is currently protected under the following U.S. Patents:

Heat Regenerative Engine (US Patent No. 7,080,512 B2)

Heat Regenerative Engine (Continuation)(US Patent No. 7,856,822 B2)

Steam Generator in a Heat Regenerative Engine (US Patent No. 7,407,382)

Engine Reversing and Timing Control Mechanism (US Patent No. 7,784,280 B2)

Centrifugal Condenser (US Patent No. 7,798,204 B2)

Valve Controlled Throttle Mechanism (US Patent No. 7,730,873 B2)

Pre-Heater Coil in a Heat Regenerative Engine (US Patent No 7,856,823 B2)

Engine Shrouding with Air to Air Exchanger (Ser. No. 11/879,586)

Spider Bearing (Ser. No. 11/879,589)

Waste Heat Engine (pending)

The Company also has received patents for the main Cyclone engine in eight other countries plus the European Economic Union, which covers approximately 40 countries (which would require the Company perfecting the EEU patent in some or all of these countries), and patents pending in three more countries. The Company plans to continue to pursue patent protection in the U.S. and internationally for its intellectual property.

The Company has filed trademark applications in the U.S. for Cyclone Power Technologies, Cyclone Power, WHE, WHE Generation, and Generation WHE.

Patents, trademarks and copyrights consist of legal fees paid to file and perfect these claims. The net balances as of December 31, 2010 and 2009 was $405,351 and $354,128, respectively. For the years ended December 31, 2010 and 2009, $85,968 and $125,035 was capitalized, respectively. Patents, trademarks and copyrights are amortized over the life of the intellectual property which is 15 years.  Amortization for the years ended December 31, 2010 and 2009 was $30,057 and $31,159, respectively. The Company wrote off $9,855 and $24,715 for abandoned patents in 2010 and 2009, respectively.

NOTE 6 – NOTES AND OTHER LOANS PAYABLE

A summary of non-related party notes and other loans payable as of December 31, 2010 and 2009 is as follows:

	2010	2009

6% uncollateralized convertible note payable on demand for original principle amount of $62,275 (converted into 2,500,000 shares of common stock)	$-	$15,950

6% uncollateralized $5,000 demand note	5,000	-

6% uncollateralized demand note (converted into 1,153 shares of Series A Preferred Stock)	-	5,000

Total current non related party notes and loans payable (accrued interest is included in accrued liabilities)	$5,000	$20,950

A summary of related party notes and other loans payable as of December 31, 2010 and 2009 is as follows:

	2010	2009

6% demand loans from Company owned by shareholder, collateralized by lien on Company’s patent application for its waste heat engine.	$-	$90,000

6% demand loans per Operations Agreement with Schoell Marine Inc., a company owned by Cyclone’s CEO and controlling shareholder, collateralized by lien on Cyclone’s patent for heat regenerative engine (A)	444,209	448,628

6% non-collateralized loan from officer and shareholder, payable on demand. The original principle balance was $137,101.	86,264	-

Accrued Interest	129,104	89,272

Total current related party notes, inclusive of accrued interest	$659,577	$627,900

(A)

This note arose from services and salaries incurred by Schoell Marine on behalf of the Company.  Schoell Marine also owns the building that is leased to the Company.  The Schoell Marine note bears an interest rate of 6% and repayments occur as cash flow of the Company permits. The note is secured by a UCC-1 filing on the Company’s patents and patent applications. During the year ending December 31, 2010, $9,916 was paid on the note balance.

NOTE 7 – RELATED PARTY TRANSACTIONS

A.   LEASE ON FACILITIES

The Company leases a 6,000 square foot warehouse and office facility located at 601 NE 26th Court in Pompano Beach, Florida.  The lease, which is part of the Company’s Operations Agreement with Schoell Marine, provides for the Company to pay rent equal to the monthly mortgage payment on the building plus property taxes, rent, utilities and sales tax due on rent. Occupancy costs for the years ended December 31, 2010 and 2009 were $62,964 and $76,320, respectively. The Operations Agreement runs year-to-year, however, the lease portion of this agreement is month-to-month, but can only be cancelled on 180 days notice by Schoell Marine.

B.   DEFERRED COMPENSATION

Included in related party payables as of December 31, 2010 and 2009 is $970,614 and $664,173, respectively, of accrued and deferred officers’ salaries compensation which can be paid if funds are available. These are non-interest bearing and due on demand.

NOTE 8 – PREFERRED STOCK

The Series A Convertible Preferred stock (the “Series A Preferred”) as a group is currently convertible into a number of common shares that equal sixty percent (60%) of the total issued and outstanding common shares of the Company,  less 33 million common shares. The Series A Preferred stock holders were in initially the original equity holders of LLLP, but in 2010, the Company issued additional shares of Series A Preferred stock to accredited investors in a private placement.  These newly issued shares have a two-year holding period from the date of issuance. The conversion of the Series A Preferred shares will have the effect of diluting all other common stock shareholders, however, the issuance of the new Series A Preferred shares did not increase this dilution to the common stock holders. As of December 31, 2010, the Series A shares were convertible into approximately 88.5 million shares of common stock. The Series B Preferred Stock is majority voting shares and is held by senior management. Ownership of the Series B shares assures the holders thereof a 51% voting control over the common stock of the Company. The Series B shares are convertible on a one-for-one basis with the common stock in the instance the Company is merged or sold.

NOTE 9 – STOCK TRANSACTIONS

The Company relies on capital raised through loans, private placement memorandums and Regulation S transactions (stock sold to foreign investors) to assist in the funding of operations.

During the year ended December 31, 2010, the Company issued 2,500 shares of Series A Preferred shares, 1,681,500 shares of restricted common stock, and options convertible into 2,040,000 shares of common stock, cumulatively valued at $157,403 for employee services, of which $139,692 was charged to general and administrative services, and $17,720 was for research and development related services and activities. Additionally, the Company issued 2,000 shares of Series A Preferred shares and 4,077,280 shares of restricted common stock valued at $365,376 for outside services.

During the year ended December 31, 2009, the Company issued 7,422,900 shares of restricted common stock for services, of which $748,054 was charged to general and administrative services, and $145,631 was for research and development related services and activities.

During the year ended December 31, 2010, the Company sold 2,062,222 shares of restricted common stock for $163,578, and 141,000 shares of Series A Preferred stock for $720,586.  The Company also converted $171,550 of debt into 2,500,000 shares of common stock and $99,765 of debt into 19,953 shares of Series A Preferred stock.

In 2009, the Company issued 40,000 shares of Series A Preferred Stock for $3,196 of cash, conversion of $30,000 of notes payable to the Company, and $18,000 of subscription notes receivable. The notes receivable  accrue interest at 7% per annum and are due on the earlier of August 1, 2011 or the date on which the Series A Preferred stock is converted into common stock by the resolution of a majority of the holders of the Series A Preferred stock.,

The Company also issued 1,012,588 shares of restricted common stock in 2009 as an adjustment to common stock issued pursuant to the Acquisition Agreement with the Pink Sheet Company.

NOTE 10 – STOCK OPTIONS AND WARRANTS

A.   COMMON STOCK OPTIONS

For the year ended December 31, 2010, the Company issued options convertible into 2,040,000 shares of common stock to employees and staff, with an average exercise price per share of $.122, and an average maturity life of 5.8 years. The income statement charge for the year ended December 31, 2010 was $64,988 and the unamortized balance was $178,414.

A summary of the common stock options for the years ended December 31, 2010 and 2009 follows:

Common Stock Options	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)

Balance, December 31, 2008	1,000,000	$0.325	8.5
Options issued	-	-	-
Options exercised	-	-	-
Options cancelled	-	-	-

Balance, December 31, 2009	1,000,000	0.325	7.5
Options issued	2,040,000	0.122	5.8
Options exercised	-	-	-
Options cancelled	-	-	-

Balance, December 31, 2010	3,040,000	$0.220	6.4

The fair value of stock options and purchase warrants granted using the Black-Scholes option pricing model was calculated using the following assumptions:

	Year Ended December 31,
	2010	2009
Risk Free Interest Rate	.6% - 1.18%	2.0%
Expected Volatility	458% - 628%	72%
Expected term in years	2-3	1-2
Expected dividend yield	0%	0%
Average value per options & warrant	$.09 - $.14	$.02-.05

Expected volatility is based on historical volatility of the Company and other comparable companies. Short Term U.S. Treasury rates were utilized. The expected term of the options and warrants was calculated using the alternative simplified method newly codified as ASC 718, formerly Staff Accounting Bulletin (“SAB”) 107, which defined the expected life as the average of the contractual term of the options and warrants and the weighted average vesting period for all trenches.

B.   COMMON STOCK WARRANTS

As part of the Company’s license agreement with Phoenix Power Group (“Phoenix”), the Company issued to Phoenix common stock purchase warrants at a price of $.19 per share, equal to two (2%) percent of the total issued and outstanding common stock of the Company at the time of exercise.  The warrants vest upon the delivery of the first two prototype Cyclone Mark V Engines to Phoenix and payment by Phoenix of the full $400,000 license, and terminates 24 months thereafter. Delivery of the prototypes is estimated in the second half of 2011. The warrants are valued at approximately $100,000 (by the Black Scholes valuation method) and are to be amortized in conjunction with revenue recognition from this contract, anticipated to commence in 2011.

In conjunction with the sale of Series A Preferred stock, 770,500 stock purchase warrants were issued in August 2010, at an exercise price of $.15 per share, that had a 2 year exercise provision.

In 2009, as part of the license and royalty agreement with Renovalia Energy S.A. (“Renovalia”) for solar thermal engines, the Company issued to Renovalia stock purchase warrants for 8,000,000 shares of restricted common stock, exercisable at a strike price of $.25 per share. These warrants expired in 2010.

A summary of outstanding warrants for the years ended December 31, 2010 and 2009 follows:

Common Stock Warrants	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)

Balance, December 31, 2008	250,000	$.08	0.9
Warrants issued	10,073,983.238		-
Warrants exercised	-	-	-
Warrants cancelled	(250,000)	.08	-

Balance, December 31, 2009	10,073,983.238		*
Warrants issued	770,500.150		2
Warrants exercised	-	-	-
Warrants cancelled	(8,000,000)	-	-

Balance, December 31, 2010	2,844,483	$.238	*

*Vesting conditioned upon future events

NOTE 11 – INCOME TAXES

A reconciliation of the differences between the effective income tax rates and the statutory federal tax rates for 2010 and 2009 are as follows:

	2010		Amount	2009	Amount
Tax benefit at U.S. statutory rate	34%		$738,279	34%	$858,534
State taxes, net of federal benefit	4		86,856	4	101,004
Change in valuation allowance	(38)		(825,135)	(38)	(959,538)
	- %	$	-.	- %	$-

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2010 and 2009 consisted of the following:

Deferred Tax Assets	2010	2009
Net Operating Loss Carryforward	$5,355,318	$6,247,795
Deferred Tax Liabilities – Accrued Salaries	(244,411)	(296,666)
Net Deferred Tax Assets	5,110,907	5,951,129
Valuation Allowance	(5,110,907)	(5,591,129)
Total Net Deferred Tax Assets	$-	$-

As of December 31, 2010, the Company had a net operating loss carry forward for income tax reporting purposes of approximately $7 million that may be offset against future taxable income through 2029. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax asset has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

NOTE 13 – CAPITALIZED LEASE OBLIGATIONS

In June 2009, the Company acquired $27,401 of property and equipment via capitalized lease obligations at an average interest rate of 18.4%. Lease principle payments made in 2010 and 2009 were $9,067 and $6,962, respectively. The balance of leases payable at December 31, 2010 was $9,016. Future lease payments are:

2011	$6,565
2012	904
2013	1,095
2014	452
$9,016

NOTE 14 – COMMITMENTS AND CONTINGENCIES

The Company has employment agreements with Harry Schoell, CEO, at $150,000 per year, and Frankie Fruge, COO, at $120,000 per year (the “Executives”), that provide for a term of three (3) years from their Effective Date (July 2, 2007), with automatically renewing successive one year periods starting on the end of the second anniversary of the Effective Date. If either Executive is terminated “without cause” or pursuant to a “change in control” of the Company, as both defined in the respective agreements, the Executive shall be entitled to (i) any unpaid Base Salary accrued through the effective date of termination, (ii) the Executive’s Base Salary at the rate prevailing at such termination through 12 months from the date of termination or the end of his Term then in effect, whichever is longer, and (iii) any Performance Bonus that would otherwise be payable to the Executive were he not terminated, during the 12 months following his or her termination.

As of December 31, 2010, the Company was named as defendant in a lawsuit involving an alleged breach of contract, which was settled in April 2011 for a non-material amount and dismissal of the suit with prejudice.

NOTE 15 – CONSOLIDATED SUBSIDIARY

Commencing in the second quarter of 2010, the Company has started operations in the Subsidiary (Cyclone-WHE LLC) to license and market waste heat recovery systems for all engine models. A 5% equity participation was sold to a minority investor for $30,000, via the conversion of a Cyclone note payable.  5% was purchased directly from the Subsidiary by a minority investor for services valued at $30,000 consisting of assistance in marketing, management and financing for projects to be carried out by the Subsidiary. These services are being amortized over a 12 month period. This investor also received and exercised a 2.5% equity purchase warrant in the Subsidiary for $50,000.

Effective July 1, 2010, a 5% equity contribution was provided to the new Managing Director of the Subsidiary in consideration of $30,000 of future professional services (which are being amortized over a 12 month period). Additionally, options were given for the acquisition of an additional 5% equity in the subsidiary at a total price of $100,000, vesting half in 12 months and half in 24 months, exercisable for 5 years.

NOTE 16 - SUBSEQUENT EVENTS

In the first quarter of 2011, the Company closed a $1 million private placement of 200,000 shares of Series A Preferred stock, which commenced in 2010. In the recent quarter, the Company collected $232,735 for the sale of 46,547 Series A Preferred shares. The Company also sold 950,655 shares of restricted common stock for $123,500 in the first quarter of 2011.